7/7

04035376

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO TD Gum

*CURRENT ADDRESS

PROCESSED
JUL 12 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4132 FISCAL YEAR 1-1-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/12/04

RECEIVED
2004 JUL -7 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPLEMENT 2

OPEN JOINT-STOCK COMPANY
« GUM Trading House»

INFORMATION

On the essential fact (event, action), respecting financial and economic activity of the issuer

Statement
of the essential fact: "The data about resolutions of general meetings "

1. Full company name of the issuer: Open Joint Stock Company "GUM Trading House";
2. Location of the issuer: Russian Federation, Moscow, postal address: 109012, Moscow, Red Square, 3;
3. The tax payer identification number of the issuer given by tax bodies: 7710035963;

4. The issuer unique code of recording body: 00030-A;

5. The essential fact code: 1000030A23062004;

6. The address of the webpage used by the issuer for reporting essential facts: WWW.GUM.RU;

7. The name of the periodic printed edition used by the issuer for publication of essential facts: the "Izvesitja" newspaper ;

8. The type of the general meeting: annual;

9. The format of the general meeting: meeting upon preliminary supply of the filled-in voting ballots;

10. Date and venue of the general meeting: June 23, 2004, Moscow, Red Square, 3, GUM, 1-st line, 3rd floor, cinema "KinoMax";

11. Quorum of the general meeting: 30 000 001 votes;

12. The resolutions on ballot and voting results :

12.1. Approval of the report of the Board of Directors and the Managing Board of JSC "GUM Trading House", the annual accounting statement, including the profit and loss report (profit and loss statement) on the operational results for 2003.

"For" - 36179845 (99,65 %),
"Against" - 58050 (0,16 %),
"Abstain" - 51012 (0,14 %).
The resolution is adopted.

12.2. Distribution of the Company's loss and profit and payment of dividends for 2003.

"For" - 35077145 (96,61 %),
"Against" - 1185317 (3,27 %),
"Abstain" - 26815 (0,07 %).
The resolution is adopted.

12.3. Election of members to the Board of Directors of JSC « GUM Trading House ».

№	Full name	For
1	Akulinin Dmitry Viktorovich	27613122

2	Bernshtam Eugeny Semenovich	32870577
3	Vechkanov Vyacheslav Leonidovich	32991646
4	Guguberidze Taimuraz Vladimirovich	33234139
5	Djamilj Khaled Fuad	13235
6	Karakhanjan Samvel Gurgenovich	33154614
7	Kusnirovich Michael Ernestovich	32983094
8	Nahmanovich Jacov	33157576
9	Poljuhov Alexander Aleksandrovich	33100580
10	Starlings Alexey Juvenaljevich	32925775
11	Sokolovsky Vladimir Iljich	32285616
12	Terentyev Leonid Aleksandrovich	33234698
13	Tjagachev Leonid Vasiljevich	32282692
14	Khasis Lion Aronovich	33118462
15	Chemerisov Sergey Anatolievich	33109419
16	Chernovalov Pabel Viktorovich	32895463
17	Rappoport Alexander	47243891
18	Sukhanova Svetlana Mironovna	381857

« Against all candidates » - 730500
« Abstain » - 461475
The resolution is adopted.

12.4. Approval of the Articles of Association of JSC «GUM Trading House ».
"For" - 35700438 (98,33 %),
"Against" - 517570 (1,42 %),
"Abstain"- 72139 (0,20 %).
The resolution is adopted.

12.5. Approval of «The procedure for preparation, call and holding of a general shareholders meeting of JSC"GUM Trading House »Regulation.
"For" - 36165375 (99,61 %),
"Against" - 93790 (0,26 %),
"Abstain" - 30982 (0,08 %).
The resolution is adopted.

12.6. Approval of « The sole and collegiate executive bodies of « JSC GUM Trading House» Regulation.
"For" - 36047568 (99,29 %),
"Against" - 160360 (0,44 %),
"Abstain" - 81379 (0,22 %).
The resolution is adopted.

12.7. Approval of « The Internal Audit Commission of JSC « GUM Trading House» Regulation.
"For" - 36203585 (99,71 %),
"Against" - 43570 (0,12 %),
"Abstain" - 42042 (0,12 %).
The resolution is adopted.

12.8. Approval of «The Board of Directors of JSC«GUM Trading House » Regulation.
"For" - 36015483 (99,20 %),
"Against" - 46290 (0,13 %),
"Abstain" - 226624 (0,62 %).

The resolution is adopted.

12.9. Election of members to the Internal Audit Commission of JSC "GUM Trading House".

Gendelsman Alexander Maratovich
"For" - 35873587 (98,80 %),
"Against" - 330705 (0,91 %),
"Abstain" - 72429 (0,20 %).
Dyomin Sergey Aleksandrovich
"For" - 35925474 (98,95 %),
"Against" - 64410 (0,18 %),
"Abstain" - 288507 (0,79 %).
Marzhanova Elena Alekseevna
"For" - 36188239 (99,67 %),
"Against' - 46650 (0,13 %),
"Abstain" - 42552 (0,12 %).
Pechatnikov Leonid Mihajlovich
"For" - 35896144 (98,87 %),
"Against" - 64390 (0,17 %),
"Abstain" - 316207 (0,87 %).
Rozdestvenskyi Juriy Vladimirovich
"For" - 35898077 (98,87 %),
"Abstain" - 308394 (0,85 %).
Suprunenko Michael Olegovich
"For" - 35896437 (98,87 %),
"Against" - 64680 (0,17 %)
"Abstain" - 315464 (0,87 %).
Shilov Nikolay Viktorovich
"For" - 35911524 (98,91 %),
"Against" - 306380 (0,84 %),
"Abstain" - 59017 (0,16 %).
The resolution is adopted.

12.10. Approval of the auditor for JSC "GUM Trading House".
"For" - 35953398 (99,03 %),
"Against" - 55742 (0,15 %),
"Abstain" - 279867 (0,77 %),
The resolution is adopted.

13. Wording of the resolutions adopted by the general meeting:

13.1. To approve the Report of the Board of Directors and the Managing Board, the accounting statement, including the profit and loss report (profit and loss statement) on the operational results for 2003.

13.2. Not to distribute the Company's profit of 301,7 ml.rubles for 2003 and not to pay dividends for 2003 .

To endorse personal remuneration for the members of the Board of Directors on the operational results for 2003 in the amount of 28.000 rubles per each meeting.

To endorse personal remuneration for the members of the Internal Audit Commission on the operational results for 2003 in the amount of 28.000 rubles.

13.3. To elect 15 members to the Board of Directors of JSC "GUM Trading House" for one-year term as follows:

Bernshtam Eugeny Semenovich

Vechkanov Viacheslav Leonidovich
Guguberidze Taimuraz Vladimirovich
Karakhanian Samvel Gurgenovich
Kusnirovich Mikhail Ernestovich
Nahmanovich Jacov
Poljuhov Alexander Aleksandrovich
Starlings Alexey Juvenaljevich
Sokolovsky Vladimir Iljich
Terentyev Leonid Aleksandrovich
Tjagachev Leonid Vasiljevich
Хасис the Lion Aronovich
Chemerisov Sergey Anatoljevich
Chernovalov Paul Viktorovich
Rappoport Alexander

13.4. To approve the Articles of Association of JSC "GUM Trading House" in the proposed wording.

13.5. To approve "The procedure for preparation, call and holding of general shareholders meeting of JSC "GUM Trading House" Regulation in the proposed wording .

13.6. To approve « The sole and collegiate executive bodies of JSC "GUM Trading House" Regulation in the proposed wording.

13.7. To approve «The Internal Audit Commission of JSC "GUM Trading House» in the proposed wording.

13.8. To approve « The Board of Directors of JSC "GUM Trading House» Regulation in the proposed wording.

13.9. To elect of the candidates the following 7 members to the Internal Audit Commission of JSC "GUM Trading House"" for the period of one year-term:

- Gendelsman Alexander Maratovich
- Dyomin Sergey Aleksandrovich
- Marzanova Elena Alekseevna
- Pechatnikov Leonid Mihajlovich
- Rozdestvenskiy Jury Vladimirovich
- Suprunenko Michail Olegovich
- Shilov Nikolay Viktorovich

13.10. To approve LLC "FIN Expertise" as the auditor for JSC "GUM Trading House ".

Board of Directors
JSC "GUM Trading House»

Date: June, 28, 2004.

Seal:.

Deputy Managing Director T.B. Guguberidze

ВЕРНО
КАНЦЕЛЯРИИ
ГУМ
2004 г О.С. ПЕТРОВА

ОАО «ГУМ»

ГУМ

МОСКВА

JSC «GUM TRADING HOUSE»

Годовой отчет

2003

Annual report

Москва

2004

ОАО «ТОРГОВЫЙ ДОМ ГУМ»

2003

Годовой отчет

Москва — 2004 г.



СОДЕРЖАНИЕ



ОБРАЩЕНИЕ ПРЕДСЕДАТЕЛЯ СОВЕТА ДИРЕКТОРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ» К АКЦИОНЕРАМ



Уважаемые акционеры!

Отчетный период был сложным в жизни компании. На потребительском рынке не только сохранялась, но и усилилась тенденция роста конкуренции как со стороны действующих торговых предприятий, так и за счет ввода в эксплуатацию значительного числа новых торговых центров и бутиков в центре Москвы и ее спальных районах. Это потребовало от менеджмента и всего коллектива Компании значительных усилий для сохранения ее конкурентоспособности на потребительском рынке столицы.

Для этого в 2003 году был осуществлен широкий комплекс мероприятий по совершенствованию всех направлений деятельности Компании. Наряду с улучшением коммерческой работы акцент был сделан прежде всего на разработку эффективных мер по повышению привлекательности ГУМа, развитию сервисных и развлекательных услуг.

Вместе с тем еще не все сделано для того, чтобы Универмаг «ГУМ на Красной площади» действительно превратился в современный торговый комплекс уровня начала нового тысячелетия.

Советом директоров разработана и утверждена стратегия преобразований ГУМа, реализация которой предполагается в течение 3—5 лет.

Новая стратегия предполагает возвращение универмагу во многом утраченного положения «Главного Универсального Магазина» страны.

Основное внимание в стратегии уделяется Покупателю, формированию целевого покупательского сегмента и борьбе за него, и поэтому без преувеличения можно назвать новую стратегию «клиентоориентированной».

Совет директоров уверен, что принятые решения являются своевременными,необходимыми и достаточными для обеспечения долгосрочной конкурентоспособности Компании.

Акционерное общество вошло в 2004 год с хорошими финансовыми и операционными результатами. Но общеизвестно, что результаты не приходят сами собой —они должны быть заработаны.

Наши достижения в прошлом, так же как и будущие успехи, плоды тяжелой работы, понимания и поддержки наших сотрудников, акционеров и Покупателей.

От имени Совета директоров выражаю наше глубокое уважение акционерам, трудовому коллективу ГУМа, нашим бизнес-партнерам, поставщикам — всем кто любит ГУМ.

Встречайтесь в ГУМе у фонтана!

Председатель Совета директоров
ОАО «Торговый Дом ГУМ»
Л. А. Хасис

ОТЧЕТ СОВЕТА ДИРЕКТОРОВ И ПРАВЛЕНИЯ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

СОСТАВ СОВЕТА ДИРЕКТОРОВ ОАО «ТД ГУМ», ИЗБРАННЫЙ ОБЩИМ СОБРАНИЕМ АКЦИОНЕРОВ 25 АПРЕЛЯ 2003 ГОДА

Ф.И.О.	Должность
Акулинин Д.В.	Первый вице-президент, Акционерный коммерческий «Московский муниципальный банк — Банк Москвы». Доля в уставном капитале эмитента: доли не имеет
Баркалова О.И.	Адвокат, Адвокатское бюро «Барщевский и Партнеры». Доля в уставном капитале эмитента: доли не имеет
Вечканов В.Л.	Президент, член Правления ОАО «Торговый Дом ГУМ». Доля в уставном капитале эмитента: 0,002%
Гендельсман А.М.	Юрист, Адвокатское бюро «Барщевский и Партнеры». Доля в уставном капитале эмитента: доли не имеет
Горячев Г.А.	Председатель Совета директоров, ЗАО «Группа компаний Ангел». Доля в уставном капитале эмитента: доли не имеет
Косьяненко А.Н.	Генеральный директор, ЗАО «Торговый дом Перекресток». Доля в уставном капитале эмитента: доли не имеет
Краснянский Э.В.	Генеральный директор, Союз «Финансово-Промышленная Федерация». Доля в уставном капитале эмитента: 0,0028%
Никитин А.А.	Генеральный директор, ЗАО Московская обувная фабрика «Парижская коммуна». Доля в уставном капитале эмитента: 0,00047%
Печатников Л.М.	Главный терапевт, Городская клиническая больница № 67. Доля в уставном капитале эмитента: доли не имеет
Рыбаков А.А.	Исполнительный директор, заместитель Генерального директора по развитию, ЗАО «Торговый дом Перекресток». Доля в уставном капитале эмитента: доли не имеет
Соколовский В.И.	Начальник, Главное управление охраны памятников г. Москвы. Доля в уставном капитале эмитента: 0,002%
Теплухин П. М.	Президент, Управляющая компания «Тройка-Диалог». Доля в уставном капитале эмитента: доли не имеет
Хасис Л.А.	Председатель Совета директоров ОАО «Торговый Дом ГУМ», Адвокат, Некоммерческая организация Коллегия адвокатов «Московский юридический центр». Доля в уставном капитале эмитента: доли не имеет
Черновалов П.В.	Председатель ликвидационной комиссии, ЗАО «МНВК». Доля в уставном капитале эмитента: доли не имеет
Чикин Ю.В.	Генеральный директор, ЗАО «М.О.Р.Е.-Павловская». Доля в уставном капитале эмитента: доли не имеет

СОСТАВ ПРАВЛЕНИЯ ОАО «ТД ГУМ», ИЗБРАННЫЙ ОБЩИМ СОБРАНИЕМ АКЦИОНЕРОВ 25 АПРЕЛЯ 2003 ГОДА

Ф.И.О.	Должность
Вечканов В. Л.	Президент, член Правления ОАО «Торговый Дом ГУМ». Доля в уставном капитале эмитента: 0,002%
Витягловский Д.П.	Директор по эксплуатации и строительству ОАО «Торговый Дом ГУМ», Директор по эксплуатации и строительству «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ПАБЛИК ЛИМИТЕД КАМПАНИ». Доля в уставном капитале эмитента: доли не имеет
Кирпичева Л. М.	Финансовый директор ОАО «Торговый Дом ГУМ», Финансовый директор «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ПАБЛИК ЛИМИТЕД КАМПАНИ». Доля в уставном капитале эмитента: доли не имеет
Русаков А.С.	Директор по правовым вопросам ОАО «Торговый Дом ГУМ», Директор по правовым вопросам «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ПАБЛИК ЛИМИТЕД КАМПАНИ» Доля в уставном капитале эмитента: доли не имеет

В соответствии со статьей 69 пункт 1 Федерального закона «Об акционерных обществах» лицо, осуществляющее функции единоличного исполнительного органа, осуществляет также функции Председателя коллегиального исполнительного органа (Правления).

Функции единоличного исполнительного органа осуществляет Управляющая компания «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ПАБЛИК ЛИМИТЕД КАМПАНИ». Место нахождения: Палладиум Хаус, 1/4 Аргилл Стрит, Лондон W1V 2LD, Соединенное Королевство. Почтовый адрес: 551118, г.Москва, проспект Буденного, дом 4 Б. Представителем Управляющей компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ПАБЛИК ЛИМИТЕД КАМПАНИ» в ОАО «Торговый Дом ГУМ» в настоящее время является Управляющий директор Черновалов П.В.

КРАТКИЕ СВЕДЕНИЯ О ЧЛЕНАХ СОВЕТА ДИРЕКТОРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Акулинин Дмитрий Викторович
Год рождения: 1966
Должности за последние 5 лет:
Период: 1998 — 1998
Организация: Акционерный коммерческий «Московский муниципальный банк — Банк Москвы»
Сфера деятельности: банковское дело
Должность: Вице-Президент
Период: 1998 — 2000
Организация: Мосбизнесбанк
Сфера деятельности: банковское дело
Должность: Председатель Правления
Период: 2000 — наст. время
Организация: Акционерный коммерческий «Московский муниципальный банк — Банк Москвы»
Сфера деятельности: банковское дело
Должность: Вице-Президент, первый вице-президент

Баркалова Ольга Имануиловна
Год рождения: 1953
Должности за последние 5 лет:
Период: 2002 — 2003
Организация: Адвокатское бюро «Мирзоев и Партнеры»
Сфера деятельности: юридическая
Должность: Адвокат
Период: 2003 — наст. время
Организация: Адвокатское бюро «Барщевский и Партнеры»
Сфера деятельности: юридическая
Должность: Адвокат

Вечканов Вячеслав Леонидович
Год рождения: 1947
Должности за последние 5 лет:
Период: 1996 — 2003
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговля
Должность: Генеральный директор, Председатель Правления
Период: 2003 — наст. время
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговля
Должность: Президент, член Правления

Гендельсман Александр Маратович
Год рождения: 1977
Должности за последние 5 лет:
Период: 1996 — 1999
Организация: ЗАО «КПМГ»
Сфера деятельности: юридическая
Должность: Налоговый консультант
Период: 1999 — 2002
Организация: ООО «Экспоконсалдинг -М»
Сфера деятельности: юридическая
Должность: Генеральный директор
Период: 2002 — наст. время
Организация: Адвокатское бюро «Барщевский и Партнеры»
Сфера деятельности: юридическая
Должность: Юрист

Горячев Глеб Анатольевич
Год рождения: 1958
Должности за последние 5 лет:
Период: 1998 — 2002
Организация: ООО ЧОП «ДОА Ангел»
Сфера деятельности: охранная
Должность: Генеральный директор
Период: 2002 — наст. время
Организация: ЗАО «Группа компаний Ангел»
Сфера деятельности: охранная
Должность: Председатель Совета директоров

Косьяненко Александр Николаевич
Год рождения: 1964
Должности за последние 5 лет:
Период: 1998 — наст. время
Организация: ЗАО «Торговый дом Перекресток»

Сфера деятельности: торговля
Должность: Генеральный директор

Краснянский Эдуард Владимирович
Год рождения: 1947
Должности за последние 5 лет:
Период: 1998 — 2000
Организация: ОНО АКБ «СБС — АГРО»
Сфера деятельности: банковская
Должность: Директор по связям с общественностью
Период: 2000 — 2001
Организация: ЗАО «Управляющая компания «Финансово-Промышленная Федерация»
Сфера деятельности: финансовая
Должность: Заместитель Генерального директора
Период: 2001 — наст. время
Организация: Союз «Финансово-Промышленная Федерация»
Сфера деятельности: финансовая
Должность: Генеральный директор

Никитин Александр Александрович
Год рождения: 1953
Должности за последние 5 лет:
Период: 1996 — наст. время
Организация: Московская обувная фабрика ЗАО «Парижская коммуна»
Сфера деятельности: легкая промышленность
Должность: Генеральный директор

Печатников Леонид Михайлович
Год рождения: 1956
Должности за последние 5 лет:
Период: 1994 — 2001
Организация: Московский физико-технический институт
Сфера деятельности: учебная
Должность: профессор кафедры основ патологии
Период: 2001 — наст. время
Организация: Городская клиническая больница № 67
Сфера деятельности: медицина
Должность: Главный терапевт

Рыбаков Андрей Анатольевич
Год рождения: 1962
Должности за последние 5 лет:
Период: 1998 — наст. время
Организация: ЗАО «Торговый дом Перекресток»
Сфера деятельности: торговля
Должность: Исполнительный директор, заместитель Генерального директора по развитию

Соколовский Владимир Ильич
Год рождения: 1947
Должности за последние 5 лет:
Период: 1999 — наст. время
Организация: Главное управление охраны памятников г. Москвы
Сфера деятельности: осуществление контроля за охраной и использованием памятников истории и культуры, отнесенных к ведению г. Москвы, и памятников федерального значения, находящихся на территории г. Москвы
Должность: Начальник

Теплухин Павел Михайлович
Год рождения: 1964
Должности за последние 5 лет:
Период: 1996 — наст. время
Организация: Управляющая компания «Тройка-Диалог»
Сфера деятельности: инвестиционная
Должность: Президент

Хасис Лев Аронович
Год рождения: 1966
Должности за последние 5 лет:
Период: 1999 — 2002
Организация: ОАО «Группа ДАРНЭЛ»
Сфера деятельности: операции с недвижимостью
Должность: Председатель Совета директоров
Период: 2001 — 2003
Организация: ОАО «Торговый дом ЦУМ»
Сфера деятельности: торговля
Должность: Председатель Совета директоров
Период: 2002 — 2003
Организация: Адвокатское бюро «Мирзоев и Партнеры»
Сфера деятельности: юридическая
Должность: Адвокат
Период: 2003 — наст. время
Организация: Некоммерческая организация Коллегия адвокатов «Московский юридический центр»
Сфера деятельности: юридическая
Должность: Адвокат

Черновалов Павел Викторович
Год рождения: 1963
Должности за последние 5 лет:
Период: 1998 — 1999

Организация: Коммерческий народный банк
Сфера деятельности: банковское дело
Должность: Первый заместитель Конкурсного управляющего
Период: 1999 — 1999
Организация: ОАО «ОРТ»
Сфера деятельности: информационная
Должность: Арбитражный управляющий
Период: 1999 — 1999
Организация: ФГУП «ВГТРК»
Сфера деятельности: информационная
Должность: Арбитражный управляющий
Период: 1999 — 2000
Организация: ОАО «Нефть-Алмаз-Инвест»
Сфера деятельности: инвестиционная
Должность: Арбитражный управляющий
Период: 2001 — 2002
Организация: Торговый комплекс «Агропродторг 2000»
Сфера деятельности: торговля
Должность: Арбитражный управляющий
Период: 2002 — наст. время
Организация: ЗАО «МНВК»
Сфера деятельности: информационная
Должность: Председатель ликвидационной комиссии

Чикин Юрий Васильевич
Год рождения: 1955
Должности за последние 5 лет:
Период: 1976 — 2000
Организация: ОАО «Дукс»
Сфера деятельности: промышленная
Должность: Директор по финансам
Период: 2000 — 2002
Организация: ООО «Элберт»
Сфера деятельности: операции с недвижимостью
Должность: Заместитель Генерального директора
Период: 2002 — наст. время
Организация: ЗАО «М.О.Р.Е.-Павловская»
Сфера деятельности: операции с недвижимостью
Должность: Генеральный директор

КРАТКИЕ СВЕДЕНИЯ О ЧЛЕНАХ КОЛЛЕГИАЛЬНОГО ИСПОЛНИТЕЛЬНОГО ОБЩЕСТВА ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Вечканов Вячеслав Леонидович
Год рождения: 1947
Должности за последние 5 лет:
Период: 1996 — 2003
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговля
Должность: Генеральный директор, Председатель Правления
Период: 2003 — наст. время
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговля
Должность: Президент, член Правления

Витягловский Дмитрий Павлович
Год рождения: 1958
Должности за последние 5 лет:
Период: 1997 — 2001
Организация: ОАО «Торговый дом ЦУМ»
Сфера деятельности: торговля
Должность: Советник Генерального директора
Период: 2001 — 2003
Организация: ОАО «Торговый дом ЦУМ»
Сфера деятельности: торговля
Должность: Советник по общим вопросам
Период: 2003 — 2003
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговля
Должность: Заместитель Генерального директора
Период: 2003 — наст. время
Организация: «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ПАБЛИК ЛИМИТЕД КАМПАНИ»
Сфера деятельности: инвестиционная, консалтинговая
Должность: Директор по эксплуатации и строительству

Кирпичева Людмила Михайловна
Год рождения: 1961
Должности за последние 5 лет:
Период: 1999 — 2003
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговля
Должность: Вице-Президент, заместитель Генерального директора по финансам
Период: 2003 — наст. время
Организация: «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ПАБЛИК ЛИМИТЕД КАМПАНИ»
Сфера деятельности: инвестиционная, консалтинговая
Должность: Финансовый директор

Русаков Алексей Сергеевич
Год рождения: 1976
Должности за последние 5 лет:
Период: 1999 — 2000
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговля
Должность: Юрисконсульт 1-й категории
Период: 2000 — 2003
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговля
Должность: Начальник юридического отдела
Период: 2003 — наст. время
Организация: «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ПАБЛИК ЛИМИТЕД КАМПАНИ»
Сфера деятельности: инвестиционная, консалтинговая
Должность: Директор по правовым вопросам

СТРУКТУРА ОАО «ТОРГОВЫЙ ДОМ ГУМ»


ОАО «ТОРГОВЫЙ ДОМ ГУМ»
Универмаг «ГУМ на Красной площади»
Сеть магазинов «Стильный Город»
Магазины – структурные подразделения
Складской комплекс «ГУМ–Карачарово»

В собственности Компании находятся около пятнадцати крупных объектов недвижимости торгового и складского назначения на территории Москвы и торговые помещения в Костроме и Красноярске.

Здание универмага «ГУМ на Красной площади» используется на основании договора аренды, заключенного и оформленного в соответствии с требованиями законодательства сроком до 2042 года. Компания имеет преимущественное право на возобновление арендных отношений на новый срок.

ПОЛОЖЕНИЕ ОАО «ТОРГОВЫЙ ДОМ ГУМ» В ОТРАСЛИ

ОАО «Торговый Дом ГУМ» как одно из старейших торговых предприятий имеет богатую и уникальную историю развития, которая во многом определила нынешние позиции на рынке, формы и виды деятельности компании, а также величину, качество и структуру активов Компании, существующих на текущий момент времени.

Общий объем оборота розничной торговли г. Москвы за 2003 год составил 1 179 млрд. рублей, что на 13,9% больше показателей предыдущего года. Доля г. Москвы в розничном товарообороте России составила 28%.

По оценкам мэрии г. Москвы, объем розничного товарооборота крупных и средних предприятий ЦАО занимает 34% в обороте розничной торговли крупных и средних предприятий г. Москвы.

В настоящее время в г. Москве площадь торговых центров составляет 868 тыс. кв. м. По прогнозам специалистов, к концу 2004 года общее количество торговых площадей в торговых центрах столицы должно вырасти до 1 600 тыс. кв. м.

ОАО «ТД ГУМ» принадлежит к центральной торговой зоне Центрального административного округа. В ЦАО насчитывается порядка 390,7 тыс. кв. м торговых площадей, что составляет около 45% от числа торговых площадей торговых центров г. Москвы. Торговая площадь ОАО «ТД ГУМ» составляет примерно 51 тыс. кв. м, или 13% торговой зоны в центре Москвы.

Интенсивное строительство торговых центров в спальных районах г. Москвы приводит к оттоку потребителей из центральной торговой зоны, особенно из старых торговых объектов. Таким образом, в перспективе ожидается достаточно сильное конкурентное воздействие периферийных торговых объектов. Значимое влияние окажут мультифункциональные торговые зоны, такие как на Калужском и на Ленинградском шоссе, ядро которых образуют соответственно Мега 1 и Мега 2.

Основными конкурентами ОАО «ТД ГУМ» являются торговые объекты, расположенные в Центральном административном округе. На основании данных опросов покупателей, наиболее значимыми конкурентами ОАО «ТД ГУМ» среди объектов ЦАО являются:

- ТК «Охотный ряд»;
- ТЦ «Атриум»;
- ТД «ЦУМ»;
- Универмаг «Калинка — Стокман» в ТЦ «Смоленский пассаж».

Несмотря на рост розничного товарооборота на рынке в целом и продолжающийся рост доходов населения, товарооборот ОАО «Торговый Дом ГУМ» не будет расти такими же темпами в связи с ожесточением конкуренции на рынке торговых центров г. Москвы.

На основании аналитических расчетов специалистов Компании доля товарооборота ОАО «ТД ГУМ» в суммарном товарообороте предприятий розничной торговли г. Москвы по профильным товарным группам в 2003 г. составила 2,97%, что на 0,31% ниже, чем в 2002 году.

РЕЗУЛЬТАТЫ РАЗВИТИЯ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2003 ГОД

ФИНАНСОВЫЕ РЕЗУЛЬТАТЫ ОАО «ТД ГУМ» В 2003 ГОДУ ХАРАКТЕРИЗУЮТСЯ СЛЕДУЮЩИМИ ПОКАЗАТЕЛЯМИ:

Наименование показателя	млн. руб.
Товарооборот*	**2 805**
Валовой доход	**1 270,5**
Издержки обращения	**845,6**
Прибыль (убыток) от продаж	**424,9**
Сальдо прочих доходов и расходов	**11**
Балансовая прибыль	**436,6**
Чистая прибыль	**301,7**

* Товарооборот указан с учетом товарооборота секций, работающих на условиях комиссии.

ДИНАМИКА ТОВАРООБОРОТА И СОБСТВЕННЫХ ТОРГОВЫХ ПЛОЩАДЕЙ ОАО «ТОРГОВЫЙ ДОМ ГУМ»


4000
3500
3000
2500
2000
1500
1000
500
0
млн. руб
16000
14000
12000
10000
8000
6000
4000
2000
0
кв. м
2001
2002
2003
Собственные торговые площади
Товарооборот

В 2003 году товарооборот ОАО «Торговый Дом ГУМ» по сравнению с прошлым годом снизился на 164 млн. руб., или на 5,4%, и составил 2 805 млн. руб.

Соответственно снизился общий валовой доход на 17 млн. руб., или 1%, составив в 2003 году 1 270,5 млн. руб. Уменьшилась также по сравнению с прошлым годом и прибыль от продаж (на 53 млн. руб., или на 11%), которая в 2003 году составила 424,9 млн. руб.

Снижение этих финансовых показателей связано со сдачей значительного числа торговых площадей в аренду, закрытием сети магазинов «Стильный Город» и образованием ООО «Стильный Город Холдинг», которому передан бизнес сети.

В то же время при сокращении торговых площадей под собственную торговлю на 12% товарооборот сократился только на 5,4%. Причем съем товарооборота с 1 кв. м собственной торговли в 2003 году увеличился по сравнению с прошлым периодом на 7,4%.

В 2003 году доходы от сдачи площадей в аренду возросли по сравнению с прошлым годом на 58 млн. руб., или на 7%. и составили 911 млн. руб., а валовой доход от реализации товаров увеличился на 75 млн. руб., или на 17%.

Издержки обращения за 2003 год по сравнению с предшествующим годом возросли на 36,6 млн. руб., или на 4,5%, и составили 845,6 млн. руб., что составляет примерно одну треть от товарооборота.

Рост издержек обращения связан прежде всего с увеличением расходов на содержание здания на 23%, тарифов на тепло — на 30% и электроэнергию — на 15%, а также с дополнительными расходами по охране здания универмага ЗАО «Группа компаний «Ангел». В связи с расширением ввода новых основных средств возросли расходы по статье «Амортизация основных средств» на 9,4 млн. руб., или на 22,8%.

В 2003 году в связи с необходимостью повышения заработной платы персонала Компании до среднего уровня по Москве были увеличены расходы по статье «Зарплата» на 57,5 млн. руб., или на 29%, и соответственно начисления на зарплату — на 7,5 млн. руб., или на 12%.

Рост этих расходов произошел за счет повышения надбавок по заработной плате сотрудникам Компании на 65,4% и изменения системы премирования товароведов, руководителей комплексов и секций. Кроме того, была проведена незапланированная выплата сотрудникам выходного пособия и компенсаций за неиспользованные отпуска.

Общий рост издержек обращения связан также и с выплатой вознаграждения Управляющей компании – 63,3 млн. руб., расходами по добровольному страхованию имущества – 27,3 млн. руб.

В то же время в связи с уменьшением объема строительных работ и завершением ремонта здания сокращены расходы на эти цели на 112,2 млн., руб. или на 45,7%.

Уменьшились расходы на торговую рекламу на 32,7 млн. руб. или на 64,4 %.

В отчетном году по прочим доходам и расходам получено положительное сальдо в сумме 11 млн. руб.

Основными источниками прибыли в 2003 году стали валовой доход от реализации товаров, доходы от сдачи площадей в аренду, доходы от продажи основных средств (зданий) и ценных бумаг.

За 2003 год балансовая прибыль по акционерному обществу увеличилась по сравнению с прошлым годом на 16,1 млн. руб., или на 3,8 %, и составила 436,6 млн. руб. Чистая прибыль возросла на 3,3 млн. руб., или на 1,1 %, и составила 301,7 млн. руб.

ЧИСТАЯ ПРИБЫЛЬ ОАО «ТОРГОВЫЙ ДОМ ГУМ» (МЛН.РУБ.)


млн. руб
305
300
290
285
280
298,3
301,7
2002
2003

Общая стоимость активов ОАО «Торговый Дом ГУМ» за 2003 год возросла на 270,1 млн. руб. и составила 2 323,4 млн. руб.

Коэффициент текущей ликвидности на 1 января 2004 года составил 3,11 при нормативе 2. Увеличение этого показателя произошло за счет роста суммы размещения свободных денежных средств.

КОЭФФИЦИЕНТ ТЕКУЩЕЙ ЛИКВИДНОСТИ


4
3
2
1
0
2002
2003

Коэффициент обеспеченности собственными оборотными средствами на 1 января 2004 г. составил 0,65 при нормативе 0,1.

КОЭФФИЦИЕНТ ОБЕСПЕЧЕННОСТИ СОБСТВЕННЫМИ ОБОРОТНЫМИ СРЕДСТВАМИ


0,7
0,65
0,6
0,55
0,5
2002
2003

Коэффициенты текущей ликвидности и обеспеченности собственными оборотными средствами характеризуют ОАО «Торговый Дом ГУМ» как финансовоустойчивую и платежеспособную Компанию.

ТОРГОВАЯ ДЕЯТЕЛЬНОСТЬ

Площади	Общая площадь (кв.м.) на 01.01.04	Торговая площадь (кв.м.) на 01.01.04
Общая площадь, из них:	162 354	50 868
Здание универмага «ГУМ на Красной площади», в том числе:	76 642	30 183
Здание Малого корпуса универмага	5 976	1 845
Здания московских магазинов, кроме универмага «ГУМ на Красной площади» и Малого корпуса	50 371	20 685
СК «ГУМ-Карачарово»	35 341	
Кроме того «Стильный Город Красноярск»	2 472	1 780
«ГУМ-Кострома»	2 146	1 105

В 2003 году акцент сделан на эффективном освоении новых торговых площадей в связи с окончанием реставрационных работ на 3-м этаже универмага «ГУМ на Красной площади» и поиске солидных партнеров для вновь открываемых салонов.

Совершенствование структуры торговых площадей и формирование ассортиментной политики универмага в 2003 году базировались на основе анализа данных маркетинговых исследований клиентов магазина и мониторингов покупательских потоков.

Универмаг «ГУМ на Красной площади» не теряет своей привлекательности: несмотря на жесткую конкуренцию, универмаг, как и в прошлые годы, посещают в среднем 30 тыс. человек в день, максимальный поток наблюдается в предпраздничные дни и достигает 50 тыс. человек.

Основные покупатели универмага – это москвичи (85%) трех возрастных групп (16–25 лет, 26–35 и 36–50 лет), они имеют среднедушевой доход свыше 700 долларов в месяц.

Около 60% покупателей посещают универмаг «ГУМ на Красной площади» 1 раз в 3 месяца, а иногда и чаще. По мнению покупателей, наиболее привлекательными товарными группами являются одежда, обувь и парфюмерно-косметические товары.

В 2003 году после завершения реконструкции здания универмага «ГУМ на Красной площади» несколько изменилась структура торговых площадей. Учитывая предпочтения покупателей, благодаря открытию на третьем этаже магазинов молодежной моды с демократичным уровнем цен увеличилась доля площадей, отведенных под товары средне — среднего уровня.

Было открыто 18 новых салонов молодежной моды и товаров для дома общей площадью 1 865 кв. м. Все салоны работают по принципу самообслуживания.

Уровень марки (товары группы «Мода»)	Удельный вес в торговой площади (%)
Высокий (включая «Люкс»)	31
Средне-высокий	25
Средне-средний	35
Средне-низкий	9




LOUVRE

СТРУКТУРА ТОВАРООБОРОТА ОАО «ТОРГОВЫЙ ДОМ ГУМ» В 2003 ГОДУ


Меха, головные уборы 1,8%
Часы 1,8%
Продовольствие 2,4%
Посуда 3,3%
Галантерея 7,1%
Обувь 9,4%
Парфюмерия и косметика 11,2%
Другие 7,8%
Одежда и белье 41,8%
Трикотаж 13,4%

В ОАО «Торговый Дом ГУМ», как и подобает крупному и престижному универмагу, функционирует крупнейший в российском секторе интернета многофункциональный портал, позволяющий позиционировать компанию как лидирующее предприятие в области передовых технологий торговли.

Основной целью портала является знакомство посетителей сайта с торговыми марками, товарами и услугами, предоставляемыми в универмаге «ГУМ на Красной площади», использование портала в качестве инструмента директ-маркетинга, средства CRM-технологий и PR.

На портале помещен каталог товаров, отражающих «лицо» универмага, с рекламой наиболее интересных товаров текущего дня. Специально разработан поэтажный план здания универмага «ГУМ на Красной площади», дополненный схемой парковки автомобилей. Так же на портале расположено большое количество информационных и развлекательных разделов, в которых представлена самая разнообразная информация: новости ОАО «Торговый Дом ГУМ», тенденции мира моды, «Виртуальный тур по 3-му этажу», «Знаете ли Вы, что...», рекламные ролики о салонах. Организована круглосуточная трансляция видеоизображения со звуковым сопровождением знаменитой площадки у фонтана в центре универмага

На сайте регулярно проводятся опросы и анкетирование посетителей, изучается спрос, определяется степень «лояльности» покупателей.

Маркетинговая база данных, формирующаяся в процессе обращений на сайт наших клиентов, помогает собирать информацию о покупателях и потенциальных клиентах. В настоящее время компания имеет свыше 1500 электронных адресов постоянных посетителей портала, которые на свой почтовый ящик систематически получают информацию из раздела «Новости» ОАО «Торговый Дом ГУМ».

На сайте в соответствии с требованиями Федеральной комиссии по рынку ценных бумаг Российской Федерации представлена информация об открытом акционерном обществе «Торговый Дом ГУМ» как эмитента эмиссионных ценных бумаг.

КОРПОРАТИВНАЯ СИСТЕМА УПРАВЛЕНИЯ

В отчетном периоде были открыты магазин «Стильный Город Красноярск», ООО «Стильный Город Холдинг» и ООО «Стильный Город». Ведущими специалистами Компании проведена большая работа по созданию VPN канала связи между главным зданием универмага «ГУМ на Красной площади» и городом Красноярском. Таким образом, используя систему J.D. Edwards One World и единую базу данных, были организованы товародвижение и бухгалтерский учет по трем разным юридическим лицам.

В 2003 году на базе КИС J.D. Edwards One World внедрена система бюджетирования. Эта система позволила проводить мониторинг финансового состояния и эффективности отдельных центров ответственности и видов хозяйственной деятельности, а также стимулировать руководителей и работников структурных подразделений, отделов и служб к повышению рентабельности осуществляемых ими видов деятельности. Система бюджетирования повысила ответственность персонала за доходы и расходы и в итоге за конечные финансовые результаты деятельности отдельных структур.

Для защиты от несанкционированного доступа к корпоративной сети ОАО «Торговый Дом ГУМ» при соединении с Интернетом установлено новое оборудование с использованием антивирусного сетевого программного обеспечения компании TrentMicro.

Осуществлен переход на новую серверную операционную систему Windows 2000 Server.

Для повышения производительности системы управления базами данных апробирован и внедрен современный интеллектуальный алгоритм обработки данных, который позволил системе более эффективно и быстро обрабатывать «тяжелые» финансовые отчеты.

В отчетном периоде запущен в опытную эксплуатацию WEB-ресурс WebIntelligence, позволяющий сократить время доступа к данным при формировании аналитических отчетов по товародвижению. Создана локально-вычислительная сеть и обновлены оптические коммуникации.

РЕКЛАМНАЯ ДЕЯТЕЛЬНОСТЬ

Рекламная политика Компании в 2003 году была направлена на укрепление имиджа ОАО «Торговый Дом ГУМ» как универмага с широким комплексом товаров и услуг, повышение лояльности покупателей, а также на стимулирование продаж за счет увеличения покупательских потоков.

Выбор рекламных мероприятий был определен главными юбилейными датами:

- 110 лет со дня открытия Верхних Торговых Рядов;
- 50 лет со дня открытия универмага «ГУМ».

В период проведения этих юбилейных мероприятий для наших покупателей были организованы яркие праздничные акции.

Кульминацией праздника 110-летия Верхних Торговых Рядов стало изготовление огромного юбилейного торта и его установка на месте фонтана. Размер торта был занесен в Книгу рекордов Гиннесса.

К 50-летию универмага был проведен Рождественский благотворительный бал с участием звезд театра и кино.

Для проведения праздничных рекламных мероприятий использовались также и другие яркие события и шоу, проходившие в городе Москве:

- концерт Пола Маккартни на Красной площади позволил организовать акцию «Земляничная поляна» перед концертом;
- по случаю открытия ежегодного месяца борьбы с раком молочной железы и в знак поддержки и сопричастности ОАО «Торговый Дом ГУМ» присоединился к международному проекту иллюминирования здания розовым цветом.

Все проводимые мероприятия получили широкое освещение в средствах массовой информации.

В течение отчетного периода было опубликовано большое количество статей, заметок, фотоматериалов в ведущих изданиях страны.

Выбор рекламных средств был обусловлен стратегическими приоритетами Компании, необходимостью максимального охвата платежеспособной аудитории и ориентацией на целевого покупателя.

Кроме этого, в здании универмага «ГУМ на Красной площади» проводились традиционные рекламные и специальные акции в период проведения праздников День влюбленных, Женского дня, Нового года. Активно были использованы для стимулирования продаж акции «Формула Красоты», «Настроение в объективе», «Распродажа в Малом корпусе», праздничные шоу и показы мод. В целях привлечения покупателей в предновогодние дни дополнительно была организована рекламная акция «Рождественские скидки» с использованием наружной и внутренней рекламы, рекламы в метро, на радио, в СМИ.

Большое количество рекламных акций проводилось на коммерческой основе, что позволило акционерному обществу в 2003 году получить доход более 180 тыс. долларов США.

Положительное влияние на повышение лояльности покупателей и укрепление имиджа ОАО «Торговый Дом ГУМ» оказывали съемки фильмов, телепередач, видеороликов, которые проводили в здании универмага известные российские и зарубежные компании.

КАДРОВАЯ ПОЛИТИКА

В отчетном году работа с персоналом определялась стратегическими целями и задачами развития ОАО «Торговый Дом ГУМ».

Высокая конкуренция на московском рынке услуг диктует необходимость проведения целенаправленной кадровой политики в работе с персоналом, использования эффективной системы подбора, обучения и расстановки кадров, использования наиболее эффективных методов стимулирования их труда.

Число работников ОАО «Торговый Дом ГУМ» в 2003 году составила 2 074 человека. Уменьшение численности персонала на 424 человека произошло за счет совершенствования структуры управления, ликвидации низкоэффективных подразделений, пересмотра действующего штата, совершенствования технологий товародвижения, внедрения механизации и автоматизации.

Основой результативного бизнеса любой компании является достойная оплата труда, и в целях ее приближения к среднему уровню по Москве в 2003 году средняя заработная плата была увеличена на 40,5% и составила 11 256 руб.

Для коммерческой группы персонала торговых комплексов пересмотрена ранее действующая система оплаты и премирования. В отчетном году разработана и внедрена новая система оплаты и премирования, ориентированная на выполнение установленной нормы доходности и товарооборота по секциям и комплексам. Премирование персонала производится по результатам работы за месяц и квартал.

Учебным центром ОАО «Торговый Дом ГУМ» разработана и внедрена более эффективная система обучения торгового персонала. Разработаны и приняты стандарты обслуживания клиентов торгового зала.

КАПИТАЛЬНЫЙ РЕМОНТ И РЕСТАВРАЦИЯ

В соответствии с «Программой реставрационных, ремонтно-восстановительных работ и работ по приспособлению здания — памятника архитектуры «Верхние Торговые Ряды» к использованию в современных условиях», на основе обширной научно-исследовательской, исходно-разрешительной и проектно-сметной документации в 2003 г. были завершены работы по перепланировке и ремонту помещений 3-й линии третьего этажа, общая площадь которой составила 3 900 кв. м.

В результате проведенных работ в торговый процесс дополнительно вовлечено 2 700 кв. м площадей. Новые торговые помещения (салоны) оборудованы современными системами кондиционирования воздуха, вентиляции, электроснабжения, автоматического пожаротушения, слаботочными системами.

Капитально отремонтированы действующие салоны на 1-м и 2-м этажах, общей площадью 1 638 кв. м.

Отреставрировано 10 870 кв. м фасадов. Завершено строительство пяти пешеходных мостов и установка четырех эскалаторов. Таким образом, общее число эскалаторов в здании универмага «ГУМ на Красной площади» достигло четырнадцати, а число пешеходных мостов в уровне третьего этажа – двенадцати. Отреставрировано существующее чугунное ограждение балконов третьего этажа с заменой дубовых поручней. На уровне третьего этажа выполнено новое галерейное освещение с дистанционным управлением. Несущие конструкции светового фонаря третьей линии очищены от многолетних наслоений ржавчины и краски и покрыты заново антистатической краской, остекление фонарей промыто снаружи и изнутри.

В центральной части здания завершено устройство зоны общественного питания типа «Fast food» общей площадью 875 кв. м.

Демонстрационный зал переоборудован под 2-зальный кинотеатр на 190 и 70 мест площадью 515 кв. м, оснащенный системами кондиционирования воздуха, вентиляции и противопожарной защиты.

Выполнены работы по ликвидации дефицита электроэнергии. Проведен ремонт системы ливневой канализации нижнего подвала, позволивший ликвидировать аварийную ситуацию с отводом грунтовых вод.

Введена в эксплуатацию система мини-сотовой связи, позволяющая осуществлять связь между подразделениями ОАО «Торговый Дом ГУМ» на качественно новом уровне.

На фасаде здания универмага «ГУМ на Красной площади» по улице Ильинка воссоздана и установлена икона «Спас Вседержитель».

В магазине «Стильный Город» по адресу: улица Зеленодольская, 40, в 2003 году осуществлено строительство пристройки к зданию, включающее в себя монтаж двух эскалаторов и лифта (с устройством шахты), ввод автоматизированной системы управления и диспетчеризации. Одновременно со строительством пристройки к зданию выполнены работы по капитальному ремонту существующего здания.

В остальных магазинах — структурных подразделениях ОАО «Торговый Дом ГУМ» проведены текущие ремонтно-строительные работы.

Инвестиции в капитальный ремонт и реконструкцию основного здания универмага «ГУМ на Красной площади» и структурных подразделений ОАО «Торговый Дом ГУМ» составили в 2003 г. 287 млн. рублей, из них 39,3 млн. рублей были финансированы за счет средств Главного управления охраны памятников г. Москвы.

ОСНОВНЫЕ ФАКТОРЫ РИСКА, СВЯЗАННЫЕ С ДЕЯТЕЛЬНОСТЬЮ ОАО «ТОРГОВЫЙ ДОМ ГУМ»:

- отраслевые риски;
- страновые и региональные риски;
- финансовые риски;
- правовые риски;
- риски, связанные с деятельностью эмитента.

ОТРАСЛЕВЫЕ РИСКИ

Наиболее значимыми факторами, которые могут оказать негативное влияние на дальнейшую деятельность ОАО «ТД ГУМ», являются следующие:

- высокие темпы роста торговых площадей в г. Москве;
- отток покупателей из центральной торговой зоны в периферийные районы г. Москвы;
- изменение структуры потребления;
- ожесточение конкуренции, связанное с приходом на московский рынок западных операторов и с развитием сетевых проектов.

СТРАНОВЫЕ И РЕГИОНАЛЬНЫЕ РИСКИ

ОАО «ТД ГУМ» является российской компанией, осуществляющей свою деятельность в Московском регионе Российской Федерации, поэтому существенное влияние на его деятельность оказывают как общие изменения в государстве, так и развитие Московского региона.

Основные риски в России:

- политические риски;
- экономические риски;
- экологические риски;
- региональные риски.

ФИНАНСОВЫЕ РИСКИ:

- риск изменения валютных курсов;
- риск изменения процентных ставок;
- инфляционные риски.

ПРАВОВЫЕ РИСКИ:

- изменение налогового законодательства;
- изменение валютного законодательства;
- изменение правил таможенного контроля и пошлин;
- изменение требований по лицензированию основной деятельности эмитента;

— изменение судебной практики по вопросам, связанным с деятельностью эмитента (в том числе по вопросам лицензирования), которые могут негативно сказаться на результатах его деятельности, а также на результатах текущих судебных процессов, в которых участвует эмитент.

РИСКИ, СВЯЗАННЫЕ С ДЕЯТЕЛЬНОСТЬЮ ЭМИТЕНТА

В отчетном периоде рисков, связанных с возможной ответственностью эмитента по долгам третьих лиц, — нет.

СОБЛЮДЕНИЕ ОАО «ТОРГОВЫЙ ДОМ ГУМ» КОДЕКСА КОРПОРАТИВНОГО ПОВЕДЕНИЯ

Организуя корпоративное управление Компании, ее менеджмент стремится постоянно руководствоваться известными нормами и правилами корпоративной культуры и этики поведения. Вместе с тем в связи с противоречивостью норм, регулирующих Кодекс корпоративного поведения, в открытом акционерном обществе «Торговый Дом ГУМ» не всегда придерживаются норм этого документа.

АКЦИОНЕРНЫЙ КАПИТАЛ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Уставный капитал Компании составляет 60 000 000 (Шестьдесят миллионов) рублей и разделен на 60 000 000 (Шестьдесят миллионов) именных обыкновенных акций номинальной стоимостью 1 (Один) рубль. Каждая оплаченная обыкновенная акция дает ее владельцу право на участие в собраниях акционеров; право одного голоса по всем вопросам, по которым на собрании акционеров проводится голосование; право на получение дивидендов в суммах, которые законным образом определены общим собранием акционеров.

По состоянию на 26 апреля 2004 г. (учетная дата) реестр акционеров ОАО «Торговый Дом ГУМ» включает 9 452 акционеров: 75 юридических лиц и 9 377 физических лиц, из них иностранных акционеров — 12 юридических и 50 физических лиц.

СПИСОК КРУПНЕЙШИХ АКЦИОНЕРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Акционер	Доля в уставном капитале (%)
Закрытое акционерное общество «Депозитарно-Клиринговая Компания»	52,26
ЗАО «ИНГ Банк (Евразия) ЗАО»	33,67

ОАО «Торговый Дом ГУМ» за годы своего существования произведено пять выпусков ценных бумаг: 2.09.92 г.; 22.06.93 г.; 6.07.95 г.; 15.08.97г.; 24.04.1998г. – выпуск аннулирован.

Именные обыкновенные акции ОАО «ТД ГУМ» котируются и торгуются на ведущих площадках России: Российская Торговая Система, Московская Межбанковская Валютная Биржа.

ИТОГИ ТОРГОВ АКЦИЯМИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» В 2003 ГОДУ


2.9
2.8
2.7
2.6
2.5
2.4
2.3
2.2
2.1
2.0
1.9
1.8
1.7
1.6
1.5
1.4
1.3
5.01.2003
5.03.2003
5.05.2003
2.07.2003
28.08.2003
23.10.2003
22.12.2003

На графике красным цветом показана цена последней сделки в день торгов на Бирже, синим цветом — предложение, зеленым цветом — спрос на акции.

ОАО «ТД ГУМ» совместно с Бэнк оф Нью-Йорк (США) произведено размещение Американских Депозитарных Расписок 1-го уровня (АДР), которое началось в 1996 г. Конвертация акций в АДР происходит по принципу: две обыкновенные акции ОАО «ТД ГУМ» на одну АДР. Благодаря сохраняющемуся интересу к ценным бумагам нашей компании регулярно производится конвертация акций в АДР и, наоборот, в зависимости от целей инвесторов. Американские Депозитарные Расписки первого уровня ОАО «ТД ГУМ» активно обращаются на Берлинской, Франкфуртской и Штутгартской биржах, а также внебиржевом рынке США.

В отчетном году в ОАО «ТД ГУМ» не совершалось крупных сделок, а также сделок, в совершении которых имелась заинтересованность.

ПРЕДЛОЖЕНИЯ ПО РАСПРЕДЕЛЕНИЮ ПРИБЫЛИ, ПОЛУЧЕННОЙ В 2003 ГОДУ ПО ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Предлагается не распределять прибыль, полученную в 2003 году по ОАО «Торговый Дом ГУМ» в сумме 301,7 млн. руб.

ПРИОРИТЕТНЫЕ НАПРАВЛЕНИЯ ДЕЯТЕЛЬНОСТИ И ПЕРСПЕКТИВЫ РАЗВИТИЯ ОАО «ТОРГОВЫЙ ДОМ ГУМ» НА 2004 ГОД

В 2004 году деятельность акционерного общества сосредотачивается на следующих основных направлениях:

1. Подготовка и начало реализации долгосрочной программы развития «ОАО ТД ГУМ».

2. Дальнейшее укрепление финансового состояния Компании, рост ее капитализации, повышение доходности бизнеса.

3. Усиление конкурентных позиций акционерного общества на потребительском рынке за счет проведения качественных преобразований в коммерческой и торговой деятельности, использования передовых форм и методов организации торговли, внедрения современных технологий торговли и эффективных методов обслуживания.

4. Расширение собственной торговли в универмаге «ГУМ на Красной площади».

5. Эффективное использование торговых площадей за счет оптимизации площадей существующих и вновь открываемых салонов и рационального их размещения в торговых зонах здания универмага «ГУМ на Красной площади».

6. Поиск и подбор наиболее эффективных партнеров, совершенствование механизма взаимоотношений с ними, открытие высокодоходных салонов торговых марок ведущих фирм-производителей мира, учитывающих покупательский спрос клиентов.

7. Продолжение работ по превращению универмага в современный, технически оснащенный торговый центр мирового уровня.

8. Анализ и оценка работы сети магазинов «Стильный Город» с последующей разработкой стратегии ее развития.

9. Формирование новой организационной структуры управления акционерным обществом для повышения эффективности бизнеса.

10. Комплексный анализ объектов торговой недвижимости, принадлежащей ОАО «Торговый Дом ГУМ» как в Москве, так и в регионах. Продажа объектов, не соответствующих концепции развития собственной торговли и имеющих уровень текущей доходности с учетом обременений ниже среднерыночных показателей по соответствующим зонам.

11. На основе анализа перспектив развития торговли в г. Москве и Московской области и концепции развития ОАО «ТД ГУМ» проработка вопроса участия Компании в программе Московской области «Губернское кольцо» в качестве соинвестора в наиболее перспективных торговых центрах Москвы и Московской области.

ДИВИДЕНДЫ

Инвестиционная политика ОАО «ТД ГУМ» предусматривает в предстоящий период рост затрат на превращение универмага «ГУМ на Красной площади» в современный, технически оснащенный торговый комплекс европейского уровня. Для учета интересов акционеров ОАО «ТД ГУМ», чьим интересам не отвечает инвестиционная политика ОАО «ТД ГУМ», Советом директоров принято решение направить часть чистой прибыли ОАО «ТД ГУМ» на выкуп у этой категории акционеров размещенных акций ОАО «ТД ГУМ» четвертого выпуска.

С учетом этих обстоятельств и в связи с ограниченностью финансовых ресурсов Совет директоров ОАО «ТД ГУМ» рекомендует общему годовому собранию акционеров по результатам работы за 2003 год дивиденды не выплачивать.

По итогам работы за 2002 год дивиденды не выплачивались.



БУХГАЛТЕРСКАЯ ОТЧЕТНОСТЬ ОАО «ТОРГОВЫЙ ДОМ ГУМ»
(тыс. руб.)

БАЛАНС ПРЕДПРИЯТИЯ
НА 1 ЯНВАРЯ 2004 г.

АКТИВ	Код показателя	На начало отчетного года	На конец отчетного периода
1	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы	110	1 498	2 064
в т. ч. *база данных, товарные знаки, организационные расходы*	111	1 498	2 064
Основные средства	120	432 986	525 312
в т. ч. здания, машины и оборудование	121	432 986	525 312
Незавершенное строительство	130	20 109	49 618
Доходные вложения в материальные ценности	135		
Долгосрочные финансовые вложения	140	313 217	169 406
в т. ч. инвестиции в дочерние общества	141	14 616	14 866
инвестиции в другие организации	142	2 998	8 663
займы, предоставленные организ. на срок более 12 месяцев	143	32 600	4 100
прочие долгосрочные финвложения	144	263 003	141 777
Отложенные налоговые активы	145		21 056
Прочие внеоборотные активы	150		
ИТОГО по разделу I	190	767 810	767456
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы	210	501 500	277 144
в т. ч. сырье, материалы и другие аналогичные ценности	211	18 302	20 036
животные на выращивании и откорме	212		
затраты в незавершенном производстве	213	1 615	8 343
готовая продукция и товары для перепродажи	214	447 385	212 165
товары отгруженные	215		3 416
расходы будущих периодов	216	34 198	33 184
прочие запасы и затраты	217		
Налог на добавленную стоимость по приобретенным ценностям	220	86 704	56 571
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	230	24 958	3 685
в т. ч. покупатели и заказчики	231	20 243	
векселя к получению	232		
задолженность дочерних и зависимых обществ	233	455	
авансы выданные	234	1 184	2 114
прочие дебиторы	235	3 076	1 571
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	240	198 638	128 805
в т. ч. покупатели и заказчики	241	27 256	25 458
векселя к получению	242		
задолженность дочерних и зависимых обществ	243	256	17 927
задолженность участников по взносам в УК	244		
авансы выданные	245	46 391	67 757
прочие дебиторы	246	124 735	17 663

АКТИВ	Код показателя	На начало отчетного года	На конец отчетного периода
1	2	3	4
Краткосрочные финансовые вложения	250	207 296	793 868
в т. ч. займы, предоставленные организ. на срок менее 12 мес.	251	10 845	230 752
прочие краткосрочные финвложения	252	196 451	563 116
Денежные средства	260	266 370	295 883
в т. ч. касса	261	2 534	2 793
расчетные счета	262	103 365	273 887
валютные счета	263	116 175	13 566
прочие денежные средства	264	44 296	5 637
Прочие оборотные активы	270		
ИТОГО по разделу II	290	1 285 466	1 555 956
БАЛАНС	300	2 053 276	2 323 412

ПАССИВ	Код показателя	На начало отчетного периода	На конец отчетного периода
1	2	3	4
III. КАПИТАЛ И РЕЗЕРВЫ			
Уставный капитал	410	60 000	60 000
Собственные акции, выкупленные у акционеров	411	()	()
Добавочный капитал	420	153 946	153 946
Резервный капитал	430	9 000	9 000
резервы, образованные в соответствии с законодательством	431		
резервы, образованные в соответствии с учред. документами	432	9 000	9 000
Нераспределенная прибыль (непокрытый убыток)	470	1 258 490	1 560 160
Доля меньшинства	471		
ИТОГО по разделу III	490	1 481 436	1 783 106
Доля меньшинства	491		
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты	510		
кредиты банков, погаш. более чем через 12 мес. после отч даты	511		
займы, погаш. более чем через 12 мес. после отчетной даты	512		
Отложенные налоговые обязательства	515		9 508
Прочие долгосрочные обязательства	520		
ИТОГО по разделу IV	590		9 508
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты	610		203 000
кредиты банков, погаш. в течение 12 мес. после отч даты	611		203 000
займы, погаш. в течение 12 мес. после отчетной даты	612		
Кредиторская задолженность	620	513 049	275 321
в т. ч. поставщики и подрядчики	621	461 618	222 633

ПАССИВ	Код пока-зателя	На начало отчетного периода	На конец отчетного периода
1	2	3	4
задолженность перед персоналом организации	622		1
задолженность перед государств. внебюджетными фондами	623	4 961	4 217
задолженность по налогам и сборам	624	20 697	16 686
прочие кредиторы	625	13 546	13 746
векселя к уплате	626		
задолженность перед дочерн. и зависимыми обществами	627	2 366	1 735
авансы полученные	628	9 861	16 303
Задолженность перед участн. (учред.) по выплате доходов	630	13 155	9 225
Доходы будущих периодов	640	45 636	43 252
Резервы предстоящих расходов	650		
Прочие краткосрочные обязательства	660		
ИТОГО по разделу V	690	571 840	530 798
БАЛАНС	700	2 053 276	2 323 412

СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

Наименование забалансового счета	Код пока-зателя	На начало отчетного периода	На конец отчетного периода
1	2	3	4
Арендованные основные средства	910	3274527	3274713
в том числе по лизингу	911		
ТМЦ, принятые на ответственное хранение	920	139	157
Товары, принятые на комиссию	930	172245	80301
Списанная в убыток задолж. неплатежеспособных дебиторов	940	12	4472
Обеспечения обязательств и платежей полученные	950		
Обеспечения обязательств и платежей выданные	960		
Износ жилищного фонда	970		
Износ объектов внешнего благоустр. и др. аналогичных объектов	980		
Нематериальные активы, полученные в пользование	990		
ОС до 2000 руб. (012); МПЗ к учету (013); Предметы б/у к учету (014)	991	9523	24230

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ
НА 1 ЯНВАРЯ 2004 г.

Наименование показателя	Код стр.	За отчетный период	За аналогичный период предыдущего года
1	2	3	4
ДОХОДЫ И РАСХОДЫ ПО ОБЫЧНЫМ ВИДАМ ДЕЯТЕЛЬНОСТИ			
Выручка (нетто) от реализ. товаров, продукции, работ, услуг (за минусом НДС, акцизов и аналог. обязат. платежей), в т.ч.:	10	2 651 462	2 730 216
От продажи товаров, продукции	11	1 716 233	1 857 238
От аренды собственных площадей и субаренды	12	911 185	853 006
От реализации услуг	13	24 044	19 972
Себестоимость реализ. товаров, продукц., работ, услуг, в т.ч.:	20	1 381 002	1 443 154
От продажи товаров, продукции	21	1 358 568	1 422 766
От аренды собственных площадей и субаренды	22		
От реализации услуг	23	22 434	20 388
Валовая прибыль	29	1 270 460	1 287 062
Коммерческие расходы	30	629 411	687 728
Управленческие расходы	40	216 188	121 235
Прибыль (убыток) от реализации (строки 010 – 020 – 030 – 040)	50	424 861	478 099
ПРОЧИЕ ДОХОДЫ И РАСХОДЫ			
Проценты к получению	60	5 719	3 690
Проценты к уплате	70	116	31
Доходы от участия в других организациях	80	4 263	32 469
Прочие операционные доходы	90	1 460 545	580 658
Прочие операционные расходы	100	1 344 841	603 818
Прочие внереализационные доходы	120	48 884	68 431
Прочие внереализационные расходы	130	162 698	138 999
ПРИБЫЛЬ (УБЫТОК) ДО НАЛОГООБЛОЖЕНИЯ	140	436 617	420 499
Отложенный налоговый актив	141	158	
Отложенное налоговое обязательство	142	−9 508	
Текущий налог на прибыль	150	125 597	122 160
Чистая прибыль (убыток) отчетного периода (строки 160 + 170 – 180):	190	301 670	298 339
Доля меньшинства	195		

Наименование показателя	Код стр.	За отчетный период	За аналогичный период предыдущего года
1	2	3	4
СПРАВОЧНО			
Постоянные налоговые обязат. (активы)	200	30 790	
Базовая прибыль (убыток) на акцию			
Разводненная прибыль (убыток) на акцию			

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

Наименование показателя	Код	За отчетный период		За предыдущий период	
		Прибыль	Убыток	Прибыль	Убыток
1	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210		244		2
Прибыль (убыток) прошлых лет	220	1 398	4 934	3 717	1 386
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	230	86	106		68
Курсовые разницы по операциям в иностранной валюте	240	7 697	17 022	25 316	14 879
Отчисления в оценочные резервы	250	X	17 950	X	
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	2 890	4 461	557	12

ОТЧЕТ ОБ ИЗМЕНЕНИЯХ КАПИТАЛА

I. ИЗМЕНЕНИЯ КАПИТАЛА

Наименование показателя	Код	Уставный капитал	Добавочный капитал	Резервный капитал	Нераспределенная прибыль (непокрытый убыток)	Итого
1	2	3	4	5	6	7
Остаток на 31 декабря года, предшествующего предыдущему		60 000	153 946	9 000	1 047 765	1 270 711
2002г. (предыдущий год)						
Изменения в учетной политике		X	X	X		
Результат от переоценки объектов основных средств		X		X		
		X				
Остаток на 1 января предыдущего года		60 000	153 946	9 000	1 047 765	1 270 711
Результат от пересчета иностранных валют		X		X	X	
Чистая прибыль		X	X	X	409795	409795
Дивиденды		X	X	X	(90 000)	(90 000)
Отчисления в резервный фонд		X	X		( )	
Увеличение величины капитала за счет:						
дополнительного выпуска акций				X	X	X
увеличения номинальной стоимости акций			X	X	X	
реорганизации юридического лица			X	X		
Уменьшение величины капитала за счет:						
уменьшения номинала акций		( )	X	X	X	( )
уменьшения количества акций		( )	X	X	X	( )
реорганизации юридического лица		( )	X	X	( )	( )
использ. на собственные нужды					(109070)	(109 070)

Наименование показателя	Код	Уставный капитал	Добавочный капитал	Резервный капитал	Нераспределенная прибыль (непокрытый убыток)	Итого
1	2	3	4	5	6	7
Остаток на 31 декабря предыдущего года		60 000	153 946	9 000	1 258 490	1 481 436
2003 г. (отчетный год)						
Изменения в учетной политике		X	X	X		
Результат от переоценки объектов основных средств		X	X			
Остаток на 1 января отчетного года		60 000	153 946	9 000	1 258 490	1 481 436
Результат от пересчета иностранных валют		X		X	X	
Чистая прибыль		X	X	X	301 670	301 670
Дивиденды		X	X	X	( )	
Отчисления в резервный фонд		X	X		( )	
Увеличение величины капитала за счет:						
дополнительного выпуска акций			X	X	X	
увеличения номинальной стоимости акций			X	X	X	
реорганизации юридического лица			X	X		
Уменьшение величины капитала за счет:						
уменьшения номинала акций		( )	X	X	X	( )
уменьшения количества акций		( )	X	X	X	( )
реорганизации юридического лица		( )	X	X	( )	( )
Остаток на 31 декабря отчетного года		60 000	153 948	9 000	1 560 160	1 783 106

II. РЕЗЕРВЫ

Наименование показателя	Код	Остаток	Поступило	Израсходовано	Остаток
1	2	3	4	5	6
РЕЗЕРВЫ, ОБРАЗОВАННЫЕ В СООТВЕТСТВИИ С ЗАКОНОДАТЕЛЬСТВОМ					
(наименование резерва)					
данные предыдущего года				( )	
данные отчетного года				( )	
(наименование резерва)					
данные предыдущего года				( )	
данные отчетного года				( )	

Наименование показателя	Код	Остаток	Поступило	Израсходовано	Остаток
1	2	3	4	5	6
РЕЗЕРВЫ, ОБРАЗОВАННЫЕ В СООТВЕТСТВИИ С УЧРЕДИТЕЛЬНЫМИ ДОКУМЕНТАМИ					
Резервный капитал (наименование резерва)					
данные предыдущего года		9 000		( )	9000
данные отчетного года		9 000		( )	9000
(наименование резерва)					
данные предыдущего года				( )	
данные отчетного года				( )	
ОЦЕНОЧНЫЕ РЕЗЕРВЫ					
по сомнительным долгам					
(наименование резерва)					
данные предыдущего года				( )	
данные отчетного года			17 950	( )	17 950
(наименование резерва)					
данные предыдущего года				( )	
данные отчетного года				( )	
(наименование резерва)					
данные предыдущего года				( )	
данные отчетного года				( )	
РЕЗЕРВЫ ПРЕДСТОЯЩИХ РАСХОДОВ					
(наименование резерва)					
данные предыдущего года				( )	
данные отчетного года				( )	
(наименование резерва)					
данные предыдущего года				( )	
данные отчетного года				( )	

СПРАВКИ

Наименование показателя	Код	Остаток на начало отчетного года		Остаток на конец отчетного периода	
1	2	3	4	5	6
1) Чистые активы		1 527 072		1 826 358	
		Из бюджета		Из внебюджетных фондов	
		на начало отчетного года	на конец отчетного года	на начало отчетного года	на конец отчетного года
		3	4	5	6
2) Получено на:					
расходы по обычным видам деятельности – всего					
в т. ч.:					
капитальные вложения во внеобор. активы					
в т. ч.:					

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ

НА 1 ЯНВАРЯ 2004 г.

Наименование показателя	Код стр.	За отчетный год	За аналогичный период предыдущего года
1	2	3	4
ОСТАТОК ДЕНЕЖНЫХ СРЕДСТВ НА НАЧАЛО ГОДА	110	256 536	455 983
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ПО ТЕКУЩЕЙ ДЕЯТЕЛЬНОСТИ			
Средства, полученные от покупателей, заказчиков	120	2 719 592	2 328 612
прочие доходы	140	2 007 099	1 876 352
денежные средства, направленные:			
на оплату приобретенных товаров, оплату работ, услуг	150	(1 315 890)	(1 946 434)
на оплату труда	160	(252 932)	(189 199)
на выплату дивидендов, процентов	170	(1 577)	(76 977)
на расчеты по налогам и сборам	180	(386 610)	(475 322)
отчисления в государственные внебюджетные фонды	190	(67 619)	(60 716)
на прочие расходы	195	(2 356 517)	(1 537 219)
Чистые денежные средства от текущей деятельности	200	345 546	–80 903
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ПО ИНВЕСТИЦИОННОЙ ДЕЯТЕЛЬНОСТИ			
Выручка от продажи объектов основных средств и иных внеоборотных активов	210	112 603	1 095
Выручка от продажи ценных бумаг и иных финансовых вложений	220	1 293 129	565 461
Полученные дивиденды	230	910	7 673
Полученные проценты	240	11 744	2 483

Наименование показателя	Код стр.	За отчетный год	За аналогичный период предыдущего года
1	2	3	4
Поступления от погашения займов, предоставленных другим организациям	250	30 000	50
Приобретение дочерних организаций	260	(250)	(–)
Приобретение объектов основных средств, доходных вложений в материальные ценности и нематериальных активов	270	(148 802)	(201 126)
Приобретение ценных бумаг и иных финансовых вложений	280	(1 595 739)	(464 180)
Займы, предоставленные другим организациям	290	(217 500)	(30 000)
Чистые денежные средства от инвестиционной деятельности	300	–513 905	–118 544
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ПО ФИНАНСОВОЙ ДЕЯТЕЛЬНОСТИ			
Поступления от эмиссии акций или иных долевых бумаг	350	–	–
Поступления от займов и кредитов, предоставленных другими организациями	360	237 386	–
Погашение займов и кредитов (без процентов)	390	(34 481)	(–)
Погашение обязательств по финансовой аренде	400	(–)	(–)
Чистые денежные средства от финансовой деятельности	430	202 905	–
Чистое увеличение (уменьшение) денежных средств и их эквивалентов	440	34 546	–199 447
ОСТАТОК ДЕНЕЖНЫХ СРЕДСТВ НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА	450	291 082	256 536
Величина влияния изменений курса иностранной валюты по отношению к рублю	460	8 760	11 348

ПРИЛОЖЕНИЕ К БУХГАЛТЕРСКОМУ БАЛАНСУ

НЕМАТЕРИАЛЬНЫЕ АКТИВЫ

Наименование показателя	Код	Наличие на начало отчетного года	Поступило	Выбыло	Остаток на конец отчетного периода
1	2	3	4	5	6
Объекты интеллектуальной собственности (исключительные права на результаты интеллектуальной собственности)		1 735	908	( )	2 643
в том числе:					
у патентообладателя на изобретение, промышленный образец, полезную модель				( )	
у правообладателя на программы ЭВМ, базы данных		1 674	583	( )	2 257
у правообладателя на топологии интегральных микросхем				( )	
у владельца на товарный знак и знак обслуживания, наименование места происхождения товаров		61	325	( )	386
у патентообладателя на селекционные достижения				( )	
Организационные расходы				( )	
Деловая репутация организации				( )	
				( )	
Прочие				( )	

Наименование показателя	Код	На начало отчетного года	На конец отчетного год
1	2	3	4
Амортизация нематериальных активов — всего		237	579
в том числе:			

ОСНОВНЫЕ СРЕДСТВА

Наименование показателя	Код	Наличие на начало отчетного года	Поступило	Выбыло	Наличие на конец отчетного периода
1	2	3	4	5	6
Здания		199 632	80 904	(6 272)	274 264
Сооружения и передаточные устройства		280	1 367	( )	1 647
Машины и оборудование		304 734	60 348	(8 371)	356 711
Транспортные средства		7 588	1 148	(1 938)	6 798
Производственный и хозяйственный инвентарь		3 280	91	(295)	3 076
Рабочий скот				( )	
Продуктивный скот				( )	
Многолетние насаждения				( )	
Другие виды основных средств		5 556	5 283	10 665	174

Наименование показателя	Код	Наличие на начало отчетного года	Поступило	Выбыло	Наличие на конец отчетного периода
1	2	3	4	5	6
Земельные участки и объекты природопользования				( )	
Капитальные вложения на коренное улучшение земель				( )	
Итого		521 070	149 141	(27 541)	642 670

Наименование показателя	Код	На начало отчетного года	На конец отчетного периода
1	2	3	4
Амортизация основных средств – всего		88 084	117 358
в том числе:			
зданий и сооружений		32 238	34 360
машин, оборудования, транспортных средств		50 339	82 926
других		5 507	72
Передано в аренду объектов основных средств – всего		85 942	134 301
в том числе:			
здания		66 669	113 407
сооружения		19 273	18
Переведено объектов основных средств на консервацию			
Получено объектов основных средств в аренду – всего		3 274 527	3 274 713
в том числе:			
Объекты недвижимости, принятые в эксплуатацию и находящиеся в процессе государственной регистрации			

СПРАВОЧНО.	Код	На начало отчетного года	На начало предидущего года
	2	3	4
Результат от переоценки объектов основных средств:			
первоначальной (восстановительной) стоимости			
амортизации			

СПРАВОЧНО.	Код	На начало отчетного года	На конец отчетного периода
	2	3	4
Изменение стоимости объектов основных средств в результате достройки, дооборудования, реконструкции, частичной ликвидации			

ДОХОДНЫЕ ВЛОЖЕНИЯ В МАТЕРИАЛЬНЫЕ ЦЕННОСТИ

Наименование показателя	Код	Наличие на начало отчетного года	Поступило	Выбыло	Наличие на конец отчетного периода
1	2	3	4	5	6
Имущество для передачи в лизинг				( )	
Имущество, предоставляемое по договору проката				( )	
Прочие				( )	
Итого				( )	

	Код стр.	На начало отчетного года	На конец отчетного года
	2	3	4
Амортизация доходных вложений в материальные ценности			

РАСХОДЫ НА НАУЧНО-ИССЛЕДОВАТЕЛЬСКИЕ, ОПЫТНО-КОНСТРУКТОРСКИЕ И ТЕХНОЛОГИЧЕСКИЕ РАБОТЫ

Наименование показателя	Код	Наличие на начало отчетного года	Поступило	Списано	Наличие на конец отчетного периода
1	2	3	4	5	6
Всего				( )	
в том числе:				( )	

СПРАВОЧНО.	Код	На начало отчетного года	На конец отчетного года
	2	3	4
Сумма расходов по незаконченным научно-исследовательским, опытно-констукторским и технологическим работам			

	Код	За отчетный период	За аналогичный период предыдущего года
	2	3	4
Сумма не давших положительных результатов расходов по научно-исследовательским, опытно-констукторским и технологическим работам, отнесенных на внереализационные расходы			

РАСХОДЫ НА ОСВОЕНИЕ ПРИРОДНЫХ РЕСУРСОВ

Наименование показателя	Код	Наличие на начало отчетного года	Поступило	Списано	Наличие на конец отчетного периода
1	2	3	4	5	6
Расходы на освоение природных ресурсов – всего				( )	
в том числе:				( )	
				( )	

СПРАВОЧНО.	Код	На начало отчетного года	На конец отчетного периода
	2	3	4
Сумма расходов по участкам недр, незаконченным поиском и оценкой месторождений, разведкой и (или) гидрогеологическими изысканиями и прочими аналогичными работами			
Сумма расходов на освоение природных ресурсов, отнесенных в отчетном периоде на внереализационные расходы как безрезультатные			

ФИНАНСОВЫЕ ВЛОЖЕНИЯ

Наименование показателя	Код	Долгосрочные		Краткосрочные	
		на начало отчетного года	на конец отчетного периода	на начало отчетного года	на конец отчетного периода
1	2	3	4	5	6
Вклады в уставные (складочные) капиталы других организаций – всего		14 616	14 866		
в том числе дочерних и зависимых хозяйственных обществ		14 616	14 866		
Государственные и муниципальные ценные бумаги		5 108	2 262		
Ценные бумаги других организаций – всего		82 998	148 178	176 451	532 170
в том числе долговые ценные бумаги (облигации, векселя)		82 998	148 178	176 451	532 170
Предоставленные займы		32 600	4 100	10 845	230 752
Депозитные вклады				20 000	
Прочие		177 895			30 946
ИТОГО		313 217	169 406	207 296	793 868
Из общей суммы финансовые вложения, имеющие текущую рыночную стоимость:					
Вклады в уставные (складочные) капиталы других организаций – всего					
в том числе дочерних и зависимых хозяйственных обществ					
Государственные и муниципальные ценные бумаги					
Ценные бумаги других организаций – всего					
в т. ч. долговые цен бумаги (облигации, векселя)					
Прочие					30 946
ИТОГО					30 946

Наименование показателя	Код	Долгосрочные		Краткосрочные	
		на начало отчетного года	на конец отчетного периода	на начало отчетного года	на конец отчетного периода
1	2	3	4	5	6
СПРАВОЧНО.					
По финвложениям, имеющим текущую рын. ст-сть, измен. ст-сти в рез. корректировки оценки					23 836
По долговым ценным бумагам разница между первоначальной стоимостью и номинальной ст-стью отнесена на фин. рез-т отчетного периода				2 044	9 186

ДЕБИТОРСКАЯ И КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

Наименование показателя	Код стр.	Остаток на начало отчетного года	Остаток на конец отчетного периода
1	2	3	6
ДЕБИТОРСКАЯ ЗАДОЛЖЕННОСТЬ:			
краткосрочная – всего		198 638	128 805
в том числе:			
расчеты с покупателями и заказчиками		27 256	25 458
авансы выданные		46 391	67 757
прочая		124 991	35 590
долгосрочная – всего		24 958	3 685
в том числе:			
расчеты с покупателями и заказчиками		20 243	
авансы выданные		1 184	2 114
прочая		3 531	1 571
ИТОГО		223 596	132 490
КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ:			
краткосрочная – всего		571 840	530 798
в том числе:			
расчеты с поставщиками и подрядчиками		461 618	222 633
авансы полученные		9 861	16 303
расчеты по налогам и сборам		20 697	16 686
кредиты			203000
займы			
прочая		79 664	72 176
долгосрочная – всего			
в том числе:			
кредиты			
займы			
ИТОГО		571 840	530 798

РАСХОДЫ ПО ОБЫЧНЫМ ВИДАМ ДЕЯТЕЛЬНОСТИ (ПО ЭЛЕМЕНТАМ ЗАТРАТ)

Наименование показателя	Код	За отчетный год	За предыдущий год
1	2	3	6
Материальные затраты		1 381 002	1 443 154
Затраты на оплату труда		252 843	195 351
Отчисления на социальные нужды		70 469	62 984
Амортизация		50 629	41 243
Прочие затраты		471 658	509 385
Итого по элементам затрат		2 226 601	2 252 117
Изменение остатков (прирост [+], уменьшение [−]):			
незавершенного производства		+6 728	−4 351
расходов будущих периодов		−1 014	32 584
резервов предстоящих расходов			

ОБЕСПЕЧЕНИЯ

Наименование показателя	Код	Остаток на начало отчетного года	Остаток на конец отчетного периода
1	2	3	6
ПОЛУЧЕННЫЕ – ВСЕГО		256 451	671 684
в том числе:			
векселя		256 451	671 684
Имущество, находящееся в залоге			
из него:			
объекты основных средств			
ценные бумаги и иные финансовые вложения			
прочее			
ВЫДАННЫЕ – ВСЕГО			
в том числе:			
векселя			
Имущество, переданное в залог			
из него:			
объекты основных средств			
ценные бумаги и иные финансовые вложения			
прочее			

ГОСУДАРСТВЕННАЯ ПОМОЩЬ

Наименование показателя	Код	За отчетный период		За аналогичный период предыдущего года	
1	2	3		6	
Получено в отчетном году бюджетных средств – всего					
в том числе:					
		На начало отчетного периода	Получено за отчетный период	Возвращено за отчетный период	На конец отчетного периода
Бюджетные кредиты – всего					
в том числе					

ЗАКЛЮЧЕНИЕ РЕВИЗИОННОЙ КОМИССИИ ПО РЕЗУЛЬТАТАМ РАБОТЫ ОАО «ТД ГУМ» ЗА 2003 ГОД

Ревизионная комиссия отмечает, что бухгалтерская отчетность ОАО «ТД ГУМ» подготовлена в соответствии с Федеральным законом «О бухгалтерском учете» от 21 ноября 1996 года № 129-ФЗ, «Положением о бухгалтерском учете и отчетности в Российской Федерации», утвержденным приказом Минфина РФ от 29 июля 1998 года № 34н, Положением по бухгалтерскому учету «Учетная политика организации» (ПБУ 1/98), утвержденным приказом Минфина РФ от 9 декабря 1998 года № 60н, Положением по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), утвержденным приказом Минфина РФ от 6 июля 1999 года № 43н и другими нормативными актами РФ, регулирующими порядок ведения бухгалтерского учета и составления бухгалтерской отчетности.

За 2003 год прибыль до налогообложения составила 436 617 тыс. руб. и возросла по сравнению с прошлым годом на 3,8%, или 16 118 тыс. руб. Основными источниками прибыли были: валовой доход от розничной торговли — 359 275 тыс. руб. и доход от совместной эксплуатации площадей — 911 185 тыс. руб. Следует отметить, что за 2003 год валовая прибыль от совместной эксплуатации площадей составила 71,7% от общего объема валовой прибыли против 66,3% за 2002 год.

Операционные доходы за 2003 год составили 1 460 545 тыс. руб., что больше в 2,5 раза, или на 879 887 тыс. руб., чем за соответствующий период прошлого года. Рост произошел в основном за счет увеличения доходов от продажи ценных бумаг в 2,3 раза или на 768 893 тыс. руб. Кроме того, увеличились доходы, по сравнению с аналогичным периодом прошлого года от продажи основных средств на 110 494 тыс. руб., от продажи материально-производственных запасов на 824 тыс.руб. Операционные расходы за 2003 год составили 1 344 841 тыс. руб. и возросли в 2,2 раза, или на 741 023 тыс. руб., в основном увеличились затраты на расходы по ценным бумагам на 729 697 тыс. руб.

Внереализационные доходы за 2003 год составили 48 884 тыс.руб. Снижение составило 28,6%, или 19 547 тыс. руб., к аналогичному периоду прошлого года. Снижение произошло в основном по статье «Положительные курсовые разницы» на 17 619 тыс. руб.

Внереализационные расходы за 2003 год составили 162 698 тыс. руб. Рост к аналогичному периоду прошлого года составил 17%, или 23 699 тыс. руб. Увеличились расходы по следующим статьям: расходы на благотворительные цели на 47 565 тыс. руб., расходы по сомнительным долгам на 17 950 тыс. руб., расходы от уступки прав требования на 10 895 тыс. руб., прочие расходы по коллективному договору на 14 914 тыс. руб. Следует отметить значительное снижение расходов по реконструкции и реставрации на 76 149 тыс. руб.

В 2003 году в акционерном обществе была обеспечена сохранность материально-производственных запасов.

Дебиторская задолженность за 2003 год снизилась на 91 106 тыс. руб., или 41%, в том числе на 21 273 тыс. руб. — задолженность (платежи по которой ожидаются более чем через 12 месяцев), на 69 833 тыс. руб. — задолженность (платежи по которой ожидаются в течение 12 месяцев).

Кредиторская задолженность за 2003 год снизилась на 46% и составила 275 321 тыс. руб., в том числе задолженность поставщикам и подрядчикам снизилась на 52% и составила 222 633 тыс. руб.

В отчетном периоде Ревизионной комиссией рассмотрены результаты финансово-хозяйственной деятельности ОАО «ТД ГУМ» на отчетные даты. Проведен анализ валового дохода, внереализационных расходов коммерческих расходов, состояния собственных оборотных средств, дебиторской и кредиторской задолженности.

В ходе проверки бухгалтерской отчетности ОАО «ТД ГУМ» внешним независимым аудитором

ООО «ФинЭкспертиза», утвержденным решением общего собрания акционеров, бухгалтерией акционерного общества сделаны все исправительные проводки в отчете за 2003 год.

С учетом изложенного Ревизионная комиссия подтверждает достоверность баланса акционерного общества на 1 января 2004 года в сумме 2 323 412 тыс. рублей, годового отчета ОАО «ТД ГУМ», финансовую и имущественную устойчивость ОАО «ТД ГУМ».

Ревизионная комиссия рекомендует принять меры к дальнейшему внедрению в ОАО «ТД ГУМ» системы бюджетирования с целью совершенствования коммерческой деятельности.

Председатель
Ревизионной комиссии
ОАО «ТД ГУМ»
Е.С. Бернштам

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ ПО ФИНАНСОВОЙ (БУХГАЛТЕРСКОЙ) ОТЧЕТНОСТИ ЗА 2003 ГОД

АУДИТОР

Наименование: Общество с ограниченной ответственностью «ФинЭкспертиза»:

Место нахождения: 107078 Москва, Скорняжный пер., д. 1.

Свидетельство о государственной регистрации № 937-341 выдано 5 мая 1997 года Московской регистрационной палатой.

Лицензия на осуществление аудиторской деятельности № Е002588 выдана Министерством финансов Российской Федерации 6 ноября 2002 года сроком на пять лет.

Аудитор является членом Московской аудиторской палаты.

АУДИРУЕМОЕ ЛИЦО

Наименование: Открытое акционерное общество «Торговый Дом ГУМ».

Место нахождения: 109012 г. Москва, Красная площадь, д. 3.

Свидетельство о государственной регистрации: № 000457 выдано Московской регистрационной пала той 6.12.1990 г.

В проверенном периоде ОАО «ТД ГУМ» имело лицензии:

- На осуществление медицинской деятельности, выдана Комитетом здравоохранения Правительства г. Москвы, серия МДКЗ, регистрационный № 14464/5923, срок действия с 22.02.2002 г. по 22.02.2007 г.;
- На выполнение функций заказчика, выдана государственным учреждением Правительства г. Москвы «Мосстройлицензия», реестровый № МСЛ 012906-3, срок действия с 14.04.2000 г. по 14.04.2003 г. (новая лицензия находится в стадии рассмотрения);
- На осуществление деятельности по эксплуатации подъемных сооружений (лифты, эскалаторы), выдана Госгортехнадзором России, № 42ЭК-003403, срок действия с 05.02.2001 г. по 05.02.2004 г.;
- На осуществление деятельности по эксплуатации инженерных инфраструктур городов и других населенных пунктов, выдана Московской лицензионной палатой, серия МЖИЛ, регистрационный № 010716, код «И», срок действия с 23.10.2002 г. по 23.10.2003 г.;
- На осуществление розничной продажи алкогольной продукции, потребляемой не на месте покупки, выдана Московской лицензионной палатой, серия ПРЦО, регистрационный № 038751, код «ВВЗ», срок действия с 1.03.2002 г. по 01.03.2005 г.;
- На осуществление розничной продажи алкогольной продукции, выдана Московской лицензионной палатой, серия ПРИУ, регистрационный № 037129, код «ВВЗ», срок действия с 13.07.2001 г. по 13.07.2004 г.;
- На осуществление розничной продажи алкогольной продукции, потребляемой не на месте покупки, выдана Московской лицензионной палатой, серия ПРИУ, регистрационный № 037133, код «ВВЗ», срок действия с 13.07.2001 г. по 13.07.2004 г.;
- На применение знака соответствия системы сертификации ГОСТ Р, выдана Органом по сертификации услуг Учебно-консультационного центра «ПОИСК», регистрационный № 1235, срок действия с 13.11.2001 г. по 12.11.2003 г.
- На осуществление деятельности по эксплуатации тепловых сетей, выдана Министерством энергетики РФ, регистрационный № 60015490, срок действия с 27.10.2003 г. по 26.10.2008 г;
- На осуществление деятельности по эксплуатации электрических сетей, выдана Министерством энергетики РФ, регистрационный № 50015489, срок действия с 27.10.2003г. по 26.10.2008 г.;
- На осуществление деятельности по реставрации объектов культурного наследия памятников

истории и культуры), выдана Министерством культуры РФ, регистрационный № 70, срок действия с 16.09.2002 г. по 16.09.2007 г.

Мы провели аудит прилагаемой финансовой (бухгалтерской) отчетности ОАО «ТД ГУМ» за период с 1.01.2003 г. по 31.12.2003 г. включительно.

Финансовая (бухгалтерская) отчетность ОАО «ТД ГУМ» состоит из:

- бухгалтерского баланса;
- отчета о прибылях и убытках;
- приложений к бухгалтерскому балансу и отчету о прибылях и убытках;
- пояснительной записки.

Ответственность за подготовку и представление этой финансовой (бухгалтерской) отчетности несет исполнительный орган ОАО «ТД ГУМ».

Наша обязанность заключается в том, чтобы выразить мнение о достоверности во всех существенных отношениях данной отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации на основе проведенного аудита.

Мы провели аудит в соответствии с:

- Федеральным законом «Об аудиторской деятельности»;
- Федеральными правилами (стандартами) аудиторской деятельности (утверждены постановлением Правительства РФ от 23 сентября 2002 года № 696 «Об утверждении федеральных правил (стандартов) аудиторской деятельности»);
- Внутренними правилами (стандартами) аудиторской деятельности Московской аудиторской палаты;
- Внутренними стандартами аудиторской деятельности ООО «ФинЭкспертиза»;

Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том, что финансовая (бухгалтерская) отчетность не содержит существенных искажений.

Аудит проводился на выборочной основе и включал в себя изучение на основе тестирования доказательств, подтверждающих значение и раскрытие в финансовой (бухгалтерской) отчетности информации о финансово-хозяйственной деятельности, оценку принципов и методов бухгалтерского учета, правил подготовки финансовой (бухгалтерской) отчетности, определение главных оценочных значений, полученных руководством аудируемого лица, а также оценку общего представления о финансовой (бухгалтерской) отчетности.

Мы полагаем, что проведенный аудит предоставляет достаточные основания для выражения нашего мнения о достоверности во всех существенных отношениях финансовой (бухгалтерской) отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.

Вместе с тем мы не наблюдали за проведением инвентаризации товарно-материальных запасов перед составлением годовой бухгалтерской отчетности, так как это не входило в объем работы аудитора.

По нашему мнению, за исключением корректировок (при наличии таковых), которые могли бы оказаться необходимыми, если бы мы смогли проверить количество материальных ценностей, финансовая (бухгалтерская) отчетность Открытого акционерного общества «Торговый Дом ГУМ» отражает достоверно во всех существенных отношениях финансовое положение на 31.12.2003 г. и результаты финансово-хозяйственной деятельности за период с 01.01.2003 г. по 31.12.2003 г. включительно.

Генеральный директор
ООО «ФинЭкспертиза»
г-жа Трубникова

Руководитель аудиторской проверки г-н Морозов Д.Ф.

Квалификационный аттестат в области общего аудита К001669 выдан ЦАЛАК МФ РФ 26.12.1996 г., с 20.12.2002 г. без ограничения срока.

Общество с ограниченной ответственностью "ФинЭкспертиза" Москва


LOREAL


50





JSC «GUM TRADING HOUSE»

2003
Annual Report

Moscow — 2004



TABLE OF CONTENTS


КОФЕ ХАУЗ
КОФЕ ХАУЗ

ADDRESS OF THE CHAIRMAN OF THE BOARD OF DIRECTORS OF JSC "GUM TRADING HOUSE" TO THE SHAREHOLDERS



Dear shareholders,

The accounting period was complicated in the company's life. The growth trend of competitive activity in the consumer market not only continued, but has amplified both by the operating trade enterprises, and out of commissioning of significant number of new shopping centers and boutiques in the center of Moscow and in its dormitory suburbs. It has demanded significant efforts from the management and all the staff of the Company to preserve the competitiveness in the consumer market of the capital city .

For this purpose a comprehensive package plan on development in all spheres of the company operations has been carried out in 2003. Alongside with improvement of commercial work, the emphasis has been primarily made on development of effectual actions to increase GUM appeal and develop service and entertaining activities.

At the same time the made shape is yet inadequate to turn the department store GUM on Red Square into a modern trading complex of the beginning of a new millennium.

The Board of directors has elaborated and maintained a strategy for GUM reformations with its anticipated time of implementation within 3-5 years.

The new strategy assumes to GUM backtracking to the lost in much position of the Main Department Store of the country.

The basic attention in the strategy is allotted to the Buyer, to formation of a target consumer segment and struggle for it, and consequently without exaggeration the new strategy can be called "customer-oriented".

The Board of Directors is confident that the taken decisions are duly, essential and sufficient for maintenance of long-term competitiveness of the company.

The corporation got to 2004 with good financial and operational results. But it is well-known, the results do not come themselves — they require to be earned.

Our achievements in the past as well as our future advancements are fruits of heavy work, understanding and support of our employees, shareholders and customers.

On behalf of the Board of Directors I express deep respect to our shareholders, GUM staff, to business partners, suppliers, to everyone who loves GUM.

Welcome to GUM and meet near the fountain!

Chairman of the Board of Directors
L.A. Khasis

The report of the Board of Directors and the Managing Board of JSC "GUM Trading House"

THE JSC "GUM TRADING HOUSE" BOARD OF DIRECTORS COMPOSITION
ELECTED BY THE GENERAL MEETING OF SHAREHOLDERS DATED APRIL 25, 2003

Name	Position
Akulinin D.V.	The First Vice-president of the Moscow Municipal Bank - the Bank of Moscow Joint-Stock Company. The share in the issuer's authorized capital stock: has no share
Barkalova O.I.	Solicitor, Barschevski and Partners Firm of Attorneys. The share in the issuer's authorized capital stock: has no share
Vechkanov V.L.	President, Member of the JSC "GUM Trading House" Managing Board. The share in the issuer's authorized capital stock: 0.002%
Gendelsman A.M.	Lawyer, Barschevski and Partners Firm of Attorneys. The share in the issuer's authorized capital stock: has no share
Goryachev G.A.	President of the Board of Directors, the Angel Group of Companies Close Corporation. The share in the issuer's authorized capital stock: has no share
Kosyanenko A.N.	General Director, Torgovy Dom Perekrestok. The share in the issuer's authorized capital stock: has no share
Krasnyanski E.V.	General Director, Financial and Industrial Federation Association. The share in the issuer's authorized capital stock: 0.0028%
Nikitin A.A.	General Director, the Commune of Paris Moscow footwear factory Close Corporation. The share in the issuer's authorized capital stock: 0.00047%
Pechatnikov L.M.	Chief therapeutist, Municipal clinical hospital No 67. The share in the issuer's authorized capital stock: has no share
Rybakov A.A.	Executive Director, Deputy General Director of development Torgovy Dom. The share in the issuer's authorized capital stock: has no share
Sokolovski V.I.	Director, General Department of memorials protection, the city of Moscow. The share in the issuer's authorized capital stock: 0.002%
Teplukhin P.M.	President, the Troika-Dialogue managing company. The share in the issuer's authorized capital stock: has no share
Khasis L.A.	Chairman of the Board of Directors, the GUM Trading House. Solicitor, the Moscow Legal Centre non-commercial organization of the Bar. The share in the issuer's authorized capital stock: has no share
Chernovalov P.V.	President of the liquidation commission, MNVK Close Corporation. The share in the issuer's authorized capital stock: has no share
Chikin Yu.V.	General Director, the M.O.R.E. - Pavlovskaya Close Corporation. The share in the issuer's authorized capital stock: has no share

THE JSC "GUM TRADING HOUSE" MANAGING BOARD COMPOSITION
ELECTED BY THE GENERAL MEETING OF SHAREHOLDERS DATED APRIL 25, 2003

Name	Position
Vechkanov V.L.	President, Member of the JSC "GUM Trading House" Managing Board. The share in the issuer's authorized capital stock: 0.002%
Vityaglovski D.P.	Director of operation and building of JSC "GUM Trading House", Director of operation and building of ATLAS PROJECT MANAGEMENT PUBLIC LIMITED COMPANY. The share in the issuer's authorized capital stock: has no share
Kirpicheva L.M.	Financial Director of JSC "GUM Trading House", Financial Director of ATLAS PROJECT MANAGE-MENT PUBLIC LIMITED COMPANY. The share in the issuer's authorized capital stock: has no share
Rusakov A.S.	Director of legal questions of JSC "GUM Trading House", Director of legal questions of ATLAS PROJECT MANAGEMENT PUBLIC LIMITED COMPANY. The share in the issuer's authorized capital stock: has no share

In accordance with Article 69 paragraph 1 of the Federal Law "On joint-stock companies" a person individually performing the functions of an executive body also performs the functions of the Chairman of the corporate executive body (Managing Board).

The ATLAS PROJECT MANAGEMENT PUBLIC LIMITED COMPANY Managing Company performs functions of a sole executive body. Location: Palladium House, 1/4 Argill Street, London W1V 2LD, United Kingdom. Post address: building 4Б, Budenny Prospect Moscow 551118. P.V. Chernovalov is a representative of the ATLAS PROJECT MANAGEMENT PUBLIC LIMITED COMPANY Managing Company at JSC "GUM Trading House".

BRIEF INFORMATION ABOUT THE MEMBERS OF THE JSC "GUM TRADING HOUSE" BOARD OF DIRECTORS

Akulinin Dmitry Viktorovich
Year of birth: 1966
Positions during the last 5 years:
Period: 1998 – 1998
Organization: Moscow municipal joint-stock commercial bank — the Bank of Moscow
Business: banking
Position: Vice-president
Period: 1998 — 2000
Organization: Mosbiznesbank
Business: banking
Position: President of the Managing Board
Period: 2000 — till now
Organization: Moscow municipal joint-stock commercial bank — the Bank of Moscow
Business: banking
Position: Vice-president, the First Vice-president

Barkalova Olga Imanuilovna
Year of birth: 1953
Positions during the last 5 years:
Period: 2002 — 2003
Organization: Mirzoev and Partners Firm of Attorneys
Business: legal
Position: Solicitor
Period: 2003 — till now
Organization: Barschevski and Partners Firm of Attorneys
Business: legal
Position: Solicitor

Vechkanov Vyacheslav Leonidovich
Year of birth: 1947
Positions during the last 5 years:
Period: 1996 — 2003
Organization: JSC "GUM Trading House"
Business: trade
Position: General Director, President of the Managing Board
Period: 2003 — till now
Organization: JSC "GUM Trading House"
Business: trade
Position: President, member of the Managing Board

Gendelsman Alexander Maratovich
Year of birth: 1977
Positions during the last 5 years:
Period: 1996 — 1999
Organization: the KPMG Close Corporation
Business: legal
Position: Tax adviser
Period: 1999 — 2002
Organization: Expoconsulting-M
Business: legal
Position : General Director
Period: 2002 — till now
Organization: Barschevski and Partners Firm of Attorneys
Business: legal
Position: Lawyer

Goryachev Gleb Anatolyevich
Year of birth: 1958
Positions during the last 5 years:
Period: 1998 — 2002
Organization: Angel Limited Liability Company
Business: security
Position : General Director
Period: 2002 — till now
Organization : Angel group of companies
Business: security
Position : President of the Board of Directors

Kosyanenko Alexander Nikolaevich
Year of birth: 1964
Positions during the last 5 years:
Period: 1998 — till now
Organization: Torgovy Dom Perekrestok
Business: trade
Position: General Director

Krasnyanski Edward Vladimirovich
Year of birth: 1947
Positions during the last 5 years:
Period: 1998 — 2000
Organization: SBS-AGRO Joint-Stock Commercial Bank
Business: banking
Position: Director of Public Relations
Period: 2000 — 2001
Organization: Financial and Industrial Federation Managing Company
Business: financial
Position: Deputy General Director
Period: 2001 — till now
Organization: Financial and Industrial Federation Association
Business: financial
Position: General Director

Nikitin Alexander Alexandrovich
Year of birth: 1953
Positions during the last 5 years:
Period: 1996 — till now
Organization: the CJSC "Commune of Paris" Moscow footwear factory
Business: light industry
Position: General Director

Pechatnikov Leonid Mikhailovich
Year of birth: 1956
Positions during the last 5 years:
Period: 1994 — 2001
Organization: the Moscow physico-technical institute
Business: training
Position: Professor of basic pathology chair
Period: 2001 — till now
Organization: Municipal clinical hospital No 67
Business: medicine
Position: Chief therapeutist

Rybakov Andrei Anatolievich
Year of birth: 1962
Positions during the last 5 years:
Period: 1998 — till now
Organization: Torgovy Dom Perekrestok
Business: trade
Position: Executive director, Deputy General Director in development

Sokolovski Vladimir Ilyich
Year of birth: 1947
Positions during the last 5 years:
Period: 1999 — till now
Organization: General Department of protection of Moscow memorials
Business: supervision for protection and use of historical and cultural monuments referred to Moscow and monuments of federal significance located on the territory of Moscow
Position: Director

Teplukhin Pavel Mikhailovich
Year of birth: 1964
Positions during the last 5 years:
Period: 1996 — till now
Organization: Troika-Dialogue Managing Company
Business: Investment
Position: President

Khasis Lev Aronovich
Year of birth: 1966
Positions during the last 5 years:
Period: 1999 — 2002
Organization: the DARNEL group Public Corporation"
Business: Transactions with real estate
Position : President of the Board of Directors
Period: 2001 — 2003
Organization: Torgovy Dom TsUM Public Corporation
Business: Trade
Position : President of the Board of Directors
Period: 2002 — 2003
Organization: Mirzoev and Partners Firm of Attorneys
Business: legal
Position: Solicitor
Period: 2003 — till now
Organization the Moscow Legal Centre non-commercial organization of the Bar
Business: legal
Position: Solicitor

Chernovalov Pavel Viktorovich
Year of birth: 1963
Positions during the last 5 years:
Period: 1998 — 1999
Organization: Commercial national bank
Business: banking
Position:the First Deputy receiver
Period: 1999 — 1999
Organization: ORT Public Corporation
Business: information
Position: Arbitration manager
Period: 1999 — 1999
Organization: VGTRK Federal state unitary enterprise
Business: information
Position: Arbitration manager
Period: 1999 — 2000
Organization: Neft-Almaz-Invest Public Corporation

Business: investment
Position: Arbitration manager
Period: 2001 — 2002
Organization: Agroprodtorg 2000 trade complex
Business: trade
Position: Arbitration manager
Period: 2002 — till now
Organization: the MNBK Close Corporation
Business: information
Position : President of the Liquidation Commission

Chikin Yuri Vasilyevich
Year of birth: 1955
Positions during the last 5 years:
Period: 1976 — 2000
Organization: Duks Public Corporation
Business: Industrial
Position : Financial Manager
Period: 2000 — 2002
Organization: Albert Limited liability company
Business: Transactions with real estate
Position:Deputy General Director
Period: 2002 — till now
Organization M.O.R.E. — Pavlovskaya Public Corporation
Business: Transactions with real estate
Position : General Director

BRIEF INFORMATION ABOUT THE MEMBERS OF THE JSC "GUM TRADING HOUSE" CORPORATE EXECUTIVE ASSOCIATION

Vechkanov Vyacheslav Leonidovich
Year of birth: 1947
Positions during the last 5 years:
Period: 1996 — 2003
Organization: JSC "GUM Trading House" "
Business: trade
Position: General Director, President of the Managing Board
Period: 2003 — till now
Organization: JSC "GUM Trading House" "
Business: trade
Position: President, member of the Managing Board

Vityaglovski Dmitry Pavlovich
Year of birth: 1958
Positions during the last 5 years:
Period: 1997 — 2001
Organization : Torgovy Dom TsUM Public Corporation
Business: trade
Position: General Director's Adviser
Period: 2001 — 2003
Organization : Torgovy Dom TsUM Public Corporation
Business: trade
Position: Adviser in General questions
Period: 2003 — 2003
Organization : JSC "GUM Trading House"
Business: trade
Position:Deputy General Director
Period: 2003 — till now
Organization: ATLAS PROJECT MANAGEMENT PUBLIC LIMITED COMPANY
Business: Investments, consulting
Position:Manager in operation and building

Kirpicheva Lyudmila Mikhailovna
Year of birth: 1961
Positions during the last 5 years:
Period: 1999 — 2003
Organization : JSC "GUM Trading House"
Business: trade
Position: Vice-president, Deputy General Director in finance
Period: 2003 — till now
Organization: ATLAS PROJECT MANAGEMENT PUBLIC LIMITED COMPANY
Business: investments, consulting
Position : Financial Manager

Rusakov Alexei Sergeevich
Year of birth: 1976
Positions during the last 5 years:
Period: 1999 — 2000
Organization : JSC "GUM Trading House"
Business: trade
Position: Legal adviser of category 1
Period: 2000 — 2003
Organization : JSC "GUM Trading House"
Business: trade
Position: Chief of the Legal Department
Period: 2003 — till now
Organization: ATLAS PROJECT MANAGEMENT PUBLIC LIMITED COMPANY
Business: investments, consulting
Position: Manager in Legal questions

THE JSC "GUM TRADING HOUSE" STRUCTURE


JSC "Firm GUM"
Supermarket "GUM on Red Squer"
"Stilny Gorod" network of stores
Stores structural subdivisions
"Karacharovo" storage facilities

The Company owns about fifteen big real estate objects of trade and storage purpose on the territory of Moscow and sales premises in Kostroma and Krasnoyarsk.

The GUM on Red Square supermarket building is operated on the basis of lease signed and registered in accordance with the legal requirements till 2042. The Company has the right of priority to renew lease relations for another period.

THE JSC "GUM TRADING HOUSE" POSITION IN THE INDUSTRY

As one of oldest mercantile businesses JSC "GUM Trading House" has a rich and unique history, which has basically determined its current position on the market, forms and types of the company's activities as well as the amount, the quality and the structure of the company's assets today.

The retail turnover general turnover in Moscow in 2003 made 1179 billion rubles what exceeds the results of the previous year by 13.9%. The share of Moscow in the retail turnover of Russia made 28%.

According to the Moscow city administration assessment the retail turnover of big and medium-sized enterprises of the Central Administration District (CAD) occupies 34% in the retail turnover of big and medium-sized enterprises of Moscow.

Today there are 868 thous.sq.m of sales areas in the supermarkets. Experts forecast that by the end of 2004 the general sales area in supermarkets of the capital must grow up to 1 600 thous. sq. m.

TD GUM belongs to the central sales area of the central administration district. There are about 390.7 thous. sq. m of sales areas in CAD, what makes approximately 45% from the sales area of all Moscow supermarkets areas. The trade space of JSC "GUM Trading House" makes approximately 51 thousand square meters, or 13% of the trade area in the center of Moscow.

Intensive construction of supermarkets in bedroom communities of Moscow results in a decrease of customers in the central sales area, especially in "old" trade objects. Thus, in future a strong competitive impact of peripheral trade objects is expected. Multifunctional trade areas, like those located alone the Kaluzhskoye and the Leningradskoye highways, which core is formed by Mega 1 and Mega 2 accordingly.

The main competitors of the TD GUM Public Corporation are trade objects on the territory of the central administration district. On the basis of the buyers' polls the following objects of the CAD can be identified as the most important:

- Okhotny Ryad Trade Complex;
- Atrium supermarket;
- TsUM supermarket;
- Kalinka-Stockman supermarket in the Smolensky Passage shopping centre.

In spite of retail turnover growth on the market on the whole and a continuous growth of revenues of the population, the turnover of JSC "GUM Trading House" will not grow at the same pace due to the Moscow supermarkets competition toughening at the market.

On the basis of analytical estimations made by experts of the company the TH GUM Open Corporation turnover share in the summarized turnover of Moscow retail enterprises by profiles groups of goods made 2.97% in 2003 what is by 0.31% less than in 2002.

THE RESULTS OF THE JSC "GUM TRADING HOUSE" DEVELOPMENT IN 2003

FINANCIAL RESULTS OF JSC "GUM TRADING HOUSE" IN 2003 ARE CHARACTERIZED BY THE FOLLOWING INDICES:

index	mln. rubles
Turnover*	2 805
Gross revenue	1 270,5
Distribution costs	845,6
Profit (loss) from sales	424,9
Balance of other revenues and expenditures	11
Balance profit	436,6
Net profit	301,7

* The turnover is indicated accounting the turnover of sections functioning on the basis of commission compensation

DYNAMICS OF THE TURNOVER AND THE JSC "GUM TRADING HOUSE" SALES AREAS


4000
3500
3000
2500
2000
1500
1000
500
0
mln. rubles
16000
14000
12000
10000
8000
6000
4000
2000
0
sq. m
2001
2002
2003
own sales areas
turnover

In 2003 the JSC "GUM Trading House" turnover lowered down by 164 mln. rubles or by 5.4% against the previous year and reached 2 805 mln. rubles.

The total gross revenue lowered down by 17 mln. dollars or 1% accordingly and in 2003 made 1 270.5 mln. rubles. The profit from sales also fell down (by 53 mln. rubles or by 11%) accordingly and in 2003 made 424.9 mln. rubles.

Decrease of these showings is connected with leasing of a significant part of sales, closing of Stilny Gorod network of stores and foundation of Stilny Gorod Holding Limited Liability Company to which the network business has been transferred.

And with decreasing of sales areas for own trade by 12%, the turnover lowered down only by 5.4%. And the turnover yield from 1 sq. m. lowered down in 2003 by 7.4% as compared to the previous period.

In 2003 the revenues from lease of areas grew by 58 mln. dollars or 7% compared to the previous year and made 911 mln. rubles and the gross revenues from sales grew by 75 mln. rubles or by 17%.

Distribution costs grew by 36.6 mln. rubles or 4.5% in 2003 as compared to the previous year and made 845.6 mln. rubles what is approximately one third of the turnover.

The growth of distribution costs is connected first of all with increase of costs of building maintenance by 23%, heat rates by 30% and power rates by 15%, as well as additional expenses on the building protection by ZAO "Angel Group of companies" security agency. Due to introduction of new fixed assets expenses on fixed assets depreciation grew by 9.4 mln. rubles or 22.8%.

In 2003 in view of the necessity to increase the salary for the company's staff up to the Moscow average level expenses against article "Salary" were increased by 57.5 mln. rubles or by 29% and salary accounting by 7.5 mln. rubles or by 12% accordingly.

These expenses grew on the account of the company's employees' salary rise by 65.4% and change of bonus system for goods managers, complexes and sections managers. Besides unplanned payment of allowances and compensations to the employees for not using their leaves.

The general growth of distribution costs is also connected with payment of remuneration to the Managing company in the amount of 63.3 mln. rubles, expenses on the property voluntary insurance in the amount of 27.3 mln. rubles.

But in view of decrease of the volume of construction works and completion of the building overhaul expenses on these purposes have lowered by 112.2 mln. rubles or by 45.7%.

Promotional costs decreased by 32.7 mln. rubles or by 64.4 %.

In the reported year a positive balance by other revenues and expenses reached 11 mln. rubles.

The basic sources of profit in 2003 were the gross revenue from sales, revenues from lease of sales areas, revenues from fixed assets (buildings) and securities sale.

In 2003 the balance sheet profit of the joint-stock company grew by 16.1 mln. rubles or by 3.8% as compared with the previous year and made 436.6 mln. rubles. Net profit grew by 3.3 mln. rubles or by 1.1% and made 301.7 mln. rubles.

NET PROFIT OF JSC "GUM TRADING HOUSE" (MLN. RUBLES)


305
300
290
285
280
mln. rubles
298,3
301,7
2002
2003

The total assets of JSC "GUM Trading House" in 2003 grew by 270.1 mln. rubles and made 2323.4 mln. rubles.

The current liquidity factor on January 1, 2004 made 3.11 with the norm of 2. The growth of this index happened due to the increase of the amount of available assets placement.

THE FACTOR OF THE CURRENT LIQUIDITY


4
3
2
1
0
2002
2003

The coefficient of own circulating assets availability on January 1, 2004 was 0.65 with the norm of 0.1.

THE FACTOR OF OWN CIRCULATING ASSETS AVAILABILITY


0,7
0,65
0,6
0,55
0,5
2002
2003

The coefficients of the current liquidity and own circulating assets availability characterise JSC "GUM Trading House" as a financially stable and solvent company.

TRADING ACTIVITIES

Areas	Total space (sq. m) On 1.01.04.	Sales area (sq. m) On 1.01.04
Total space including:	162 354	50 868
The building of GUM on Red Square supermarket including:	76 642	30 183
Small building	5 976	1 845
Buildings of Moscow stores, except GUM on Red Square supermarket and the Small building	50 371	20 685
GUM-Karacharovo storage facilities	35 341	-
And Stilny Gorod Krasnoyarsk	2 472	1 780
GUM Kostroma	2 146	1 105

In 2003 efforts were concentrated on efficient development of new sales areas due to the completion of reconstruction work on the third floor of GUM on Red Square supermarket and the search of big partners for newly opening shops.

Perfection of sales areas structure and forming of the assortment policy of the supermarket in 2003 were based on the visitors' marketing research data analysis and the trade flows monitoring.

The GUM on Red Square supermarket does not lose its attractiveness: in spite of a severe competition 30 thous. buyers on average visit the supermarket daily, the maximum flow is observed on the pre-holiday days and reaches 50 thous. people.

The main buyers of the supermarket are Muscovites (85%) of three age-groups (16-25, 26-35 and 36-50 years old) with the monthly average revenue per capita of 700 dollars.

Approximately 60% of buyers visit the GUM on Red Square supermarket once in 3 months and sometimes even more often. Buyers find cloths, footwear and cosmetics the most attractive groups of goods.

In 2003 after the completion of reconstruction of GUM on Red Square supermarket the sales areas structure changed. Accounting the buyers' preferences, in view of opening the youth fashion stores with a democratic price level, the share of space allotted for goods of average-average level grew.

18 new youth fashion and goods for domestic purposes shops with the total area of 1865 sq. m were opened. All shops function on a self-service principle.

The brand level (goods of Fashion group)	The specific weight in the sales (%)
High (including de luxe)	31
Average-high	25
Average-average	35
Average-low	9

A multifunctional portal, the biggest portal in the internet Russian sector, allowing to position the company as a leading company in advanced trade technology functions at JSC "GUM Trading House", as it becomes to a big and prestigious supermarket.

The basic purpose of this portal is acquainting of the site visitors with trade marks, goods and services provided by the GUM on Red Square supermarket, use of the portal as a tool for direct marketing, a mean of CRM-technologies and PR.

A catalogue of goods reflecting the supermarket "face" with the advertisement of the current goods of the most interest. A floor plan of the GUM on Red Square building with a layout of parking is placed on the portal. The portal is also supplied with a lot of information and entertainment sections including various news from JSC "GUM Trading House", fashion tendencies, "Virtual tour about the third floor", "Do you know that", trailers about shops. A 24-hours video translation of the famous site near the fountain in the centre of the supermarket with the sound is provided.

Polls and questionnaire design are carried out on the site regularly, the demand is defined and the degree of the buyers' "loyalty" is studied.

The marketing database formed while our clients call the site helps to gather information about buyers and potential clients. Today the company has more than 1500 e-mail addresses of permanent visitors of the portal, who regularly get information from the "GUM news" section of JSC "GUM Trading House".

In accordance with the requirements of the Federal Commission for the securities market the site provides information about JSC "GUM Trading House" as the securities issuer.

THE JSC "GUM TRADING HOUSE" TURNOVER STRUCTURE IN 2003


Fur, hats 1,8%
Other 7,8%
Clocks 1,8%
Food 2,4%
Crockery 3,3%
Garments and underwear 41,8%
Fancy goods 7,1%
Footwear 9,4%
Perfumery and cosmetics 11,2%
Knitted wear 13,4%


МИР
ОБУВИ

MANAGEMENT CORPORATIVE SYSTEM

During the reported period the Stilny Gorod Krasnoyarsk shop, the Stilny Gorod Holding Limited Liability Company, the Stilny Gorod Limited Liability Company were opened. The leading specialists of the company carried out a big job for arranging a VPN communication channel between the main building of GUM on Red Square and the city of Krasnoyarsk. Thus using the J.D. Edwards One World system and the united database goods flow and business accounting by three legal persons were arranged.

In 2003 the budgeting system was introduced on the basis of J.D. Edwards One World system. It allowed to monitor the financial state and the efficiency of separate centers of responsibility and types of the economic activity and to stimulate managers and employees of subdivisions, departments and services to increase the profitability of their activities. The budgeting system increased the staff's responsibility for revenues and expenses and finally for the final results of the activity of separate structures.

In order to arrange protection from non-authorized access to the corporative network of the JSC "GUM Trading House" on connecting to Internet the new equipment with antivirus network software of the TrentMicro Company has been installed.

The transmission to the new Windows 2000 Server operational system has been carried out.

In order to increase the efficiency of the database management system, a modern intellectual algorithm of the database processing has been tested and introduced, what allowed the system to process "heavy" financial reports quicker and more efficiently.

During the reported period the Web-Intelligence WEB-resource has been launched for the pilot operation what allows to reduce the time of access to the database on forming analytical reports on goods flows. A local computer network has been created and optical communications have been renewed.

PROMOTIONAL ACTIVITIES

The advertisement policy of the company in 2003 was aimed at strengthening the JSC "GUM Trading House" image as a supermarket with a wide range of goods and services, increase of buyers' loyalty as well as sales promotion by buyer' flows growth.

The choice of advertisement arrangements was stipulated by the major jubilees:

- 110 years from opening Upper Trading Rows;
- 50 years from opening of the GUM supermarket

The jubilee arrangements included vivid holiday actions for our customers.

The culmination of the holiday devoted to 110 anniversary of opening Upper Trading Rows became making of a huge cake and its positioning at the site of the fountain. The cake size was registered in the Guinness Records Book.

The Christmas Charity Ball in which theatre and movie stars participated was arranged for the 50-anniversary of the supermarket.

For carrying out holiday advertisement actions other events and shows that took place in Moscow were used.

- Paul McCartney's concert on Red Square allowed to arrange the Strawberry Field action before the concert;
- on the occasion of opening an annual month of struggle with breast cancer and as a sign of support and participation JSC "GUM Trading House" joined the international program of the building illumination with a pink light.

All actions were widely discussed in mass media.

During the reported period a great number of articles, notes and pictures were published in the leading editions of the country.

The choice of advertisement arrangements were stipulated by the company's strategic priorities, the necessity to cover the maximum solvent audience and orientation at the target buyer.

Traditional advertisement and special actions were also arranged on the Valentine Day, the Women's Day and the New Year in the GUM on Red Square supermarket building. Such actions and Beauty Formula, Your Mood in the object-glass, Sale at the Small Building, holiday and fashion shows were used sales promotion. In order to attract buyers during the pre-holiday days before the New Year a supplementary Christmas Discounts advertisement action using external and internal advertisements as well as advertisement in the underground, on the radio and in mass media was arranged.

Many advertisement actions were carried out on a commercial basis, what allowed the joint-stock company to get the revenue of more than 180 thous. US dollars.

Films, TV programs and trailers that famous Russian and foreign companies shot in the building of the supermarket promoted to the buyers' loyalty and strengthening of the JSC "GUM Trading House" image.

THE MANPOWER POLICY

During the reported year work with the staff was stipulated by strategic purposes and tasks of the JSC "GUM Trading House".

A high competition on the Moscow market of services dictates the necessity to carry out a purposeful manpower policy in the work with the staff, to use an efficient system of selection, training and using of people, applying the most effective methods of incentives.

In 2003 the number of the JSC "GUM Trading House" employees made 2074 people. The reduction of this number by 424 men became possible due to the management structure perfection, liquidation of low-effective subdivisions, revision of the existing staff, perfection of good flows technology, introduction of mechanization and automation.

The foundation for a profitable business of any company is an appropriate remuneration of labor and with the purpose to bring it to the Moscow average level. the average salary in 2003 was increased by 40.5 % and made 11256 rubles.

For the business group of trade complexes staff the previous system of salaries and bonuses was revised. During the reported period a new system of paying salaries and bonuses was worked out and introduced; it is aimed at the fulfillment of the stipulated norm of profitability and commodity turnover by sections and complexes. Bonuses are paid to the staff by monthly and quarterly results.

The JSC "GUM Trading House" training centre has worked out and introduced a more efficient training course for the trade staff. Standards for serving clients at the sales area gave been worked out and accepted.

THE OVERHAUL AND RESTORATION

In accordance with the "Program of restoration, repair and reconstruction works and adaptation of the building, which is an architectural memorial — Upper Trading Rows — to use in modern conditions" on the basis of an extensive scientific-research and design estimates re-planning and repair of premises of the 3 line on the third floor were completed in 2003, the total area made 3900 sq. m.

As a result 2700 sq. m were additionally introduced. New shops are equipped with air conditioning, exhaust, power supply, automatic fire fighting, low-current systems.

The overhaul was carried out in existing shops on the 1 and 2 floors with the total area of 1638 sq. m.

10870 sq. m of the building elevations were restored. Construction of five footbridges and installation of four escalators were completed. Thus the total number of escalators in the GUM on Red Square supermarket building reached fourteen, and the number of footbridges on the level of the third floor became twelve. The existing cast iron rails on the balcony of the third floor were reconstructed and the oak handrails have been replaced. On the level of the third floor new gallery lighting with a remote control has been installed. Bearing constructions of the lamp on the third line were cleaned from old rust and paint layers and coated with antistatic paint, the lamp glass was washed inside and outside.

In the central part of the building the Fast food catering area of 875 sq.m is arranged.

The demonstration hall was re-equipped and became a two-hall cinema theatre for 190 and 70 seats with the area of 515 sq. m with air conditioning, exhaust and fire fighting systems.

Works connected with power deficiency liquidation were completed. Repair of storm water sewer in the lower basement was made what allowed to eliminate an emergency situation with ground water removal.

A mini cellular network providing communication between the JSC "GUM Trading House" department was introduced on a new quality level.

The Savior the Sovereign God icon on the elevation of the GUM on Red Square building was reconstructed and installed in the Ilyinka Street.

At the Stilny Gorod shop located in 40 Zelenodolskaya Street construction of the attachment to the building was completed including mounting of two escalators and a lift (with the well), introduction of automated control system and production control Simultaneously with construction of the attachment to the building overhaul of the existing building was completed.

In other shops — the JSC "GUM Trading House" structural sections — current repair and construction jobs were carried out.

Investments into the overhaul and the reconstruction of the main building of GUM on Red Square and of the structural departments of GUM Trading House made 287 mln. rubles in 2003 including 39.3 mln. rubles financed by the General Department of Protection of Moscow Memorials.

BASIC RISK FACTORS CONNECTED WITH THE BUSINESS OF JSC "GUM TRADING HOUSE"

- branch risks,
- country and regional risks,
- financial risks,
- legal risks,
- risk connected with the issuer's activity

BRANCH RISKS

The most important risks, which may have a negative effect on the TH GUM future business are as follows:

— high rate of sales areas development in Moscow;

— the shift of buyers from the central sales area of Moscow to the peripheral areas;

— the consumption structure change;

— more severe competition due to west operators emergence on the Moscow market and network projects development.

COUNTRY AND REGIONAL RISKS

TD GUM is a Russian company, which carries out its business in the Moscow Region of the Russian Federation, therefore both general changes in the country and the Moscow Region development have a significant effect on the business.

The basic risks in Russia:

— political risks;

— economic risks;

— ecologic; risks;

— regional risks;

FINANCIAL RISKS

— the risk of currency rates change;

— the risk of interest rate change;

— inflation risks;

LEGAL RISKS

— taxation law change;

— currency law change;

— change of customs control and duties regulations;

— change of requirements to issuer's basic business licensing;

— change of judicial procedures on questions connected with the issuer's business (including licensing), which can have a negative effect on its business as well as the result of current suits in which the issuer participate.

RISKS CONNECTED WITH THE ISSUER'S ACTIVITY

During the reported period there are no risks connected with the possible issuer's liabilities against the third persons' debts.

OBSERVANCE OF THE CORPORATIVE BEHAVIOR CODE BY JSC "GUM TRADING HOUSE"

Arranging the company corporative management its management is continuously guided be known standards and regulations of the corporative culture and the behavior ethics. Yet due to contradictory character of the norms regulating the Corporative Behavior Code the JSC "GUM Trading House" cannot always meet the standards of this document.

THE JSC "GUM TRADING HOUSE'S AUTHORIZED CAPITAL STOCK

The authorized capital stock of the Company makes 60 000 000 (Sixty million) rubles; it is divided into 60 000 000 (Sixty million) of nominal equities with the nominal cost of 1 (one) ruble. Each paid equity gives its holder the right to take part in the shareholders meetings, the right of one vote on all questions voted on the stockholders meeting, the right to get dividends in the amounts legally defined by the stockholders meeting.

THE LIST OF THE BIGGEST JSC "GUM TRADING HOUSE" SHAREHOLDERS

Shareholder	Share in the authorized capital stock (%)
The Deposit-Clearing Close Corporation	52,26
ING Bank (Eurasia) Close Corporation	33,67

As of April 26, 2004 (the registered date) the register of the JSC "GUM Trading House" shareholders includes 9452 shareholders: 75 legal persons and 9377 individuals, including foreign shareholders — 12 legal persons and 50 individuals.

During the years of its functioning JSC "GUM Trading House" made five issue of securities: 02.09.92.; 22.06.93; 06.07.95; 15.08.97; 24.04.1998 — the issue is cancelled.

The TD GUM nominal shares are quoted and sold at the biggest sites of Russia: Russian Trade System, Moscow Interbank Currency Exchange.

THE RESULTS OF THE JSC "GUM TRADING HOUSE" SHARES SALE IN 2003.


2.9
2.8
2.7
2.6
2.5
2.4
2.3
2.2
2.1
2.0
1.9
1.8
1.7
1.6
1.5
1.4
1.3
5.01.2003
5.03.2003
5.05.2003
2.07.2003
28.08.2003
23.10.2003
22.12.2003

On the diagram the price of the last deal on the date of the Exchange is shown in red, the offer — in blue and the demand in green.

JSC "GUM Trading House" jointly with the Bank of New York (USA) started to place American Deposit Receipts (ADR) of the 1 level in 1996. Shares conversion into ADR is made in accordance with the principle: two equities of TD GUM for one ADR. Due to a continuous interest to securities of our company conversion of shares into ADR and vice versa is regularly made depending on the investors' purposes. American Deposit Receipts of the 1 level of TD GUM circulate at the Berlin, Frankfort and Stuttgart exchanges as well as at the USA off-exchange market.

During the reported period no big deals or any deals of interest were performed in TD GUM Public Corporation.

PROPOSALS ON THE DISTRIBUTION OF THE PROFIT MADE IN 2003 WITHIN JSC "GUM TRADING HOUSE"

It is proposed not to distribute the profit got in 2003 at the JSC "GUM Trading House" in the amount of 301.7 mln. rubles.

PRIORITY TRENDS OF BUSINESS AND PERSPECTIVES OF THE JSC "GUM TRADING HOUSE" DEVELOPMENT FOR 2004

In 2004 the company's business focuses on the following directions:

1. Preparation and beginning of the long-term program of the JSC "GUM Trading House" development implementation.

2. Further strengthening of the company's financial state, the growth of its capitalization, the growth of the business profitability.

3. Strengthening of the joint stock company's competitive positions on the consumer market by qualitative modifications in commercial and trade activities applying advanced forms and methods of trade arrangement, introduction of modern technologies of trade and efficient methods of services.

4. Widening of own trade at the GUM on Red Square supermarket.

5. Efficient use of sales areas on the account of optimization of space of existing and newly opened shops and their rational location in the sales zones of the GUM on Red Square supermarket.

6.Search and selection of the most efficient partners, perfection of the mechanism for collaboration with them, opening of profitable shops of trade marks of the leading world producers accounting the clients' demand.

7. Proceeding of works on the supermarket transformation into a modern, technically equipped shopping centre of the world standards.

8. The analysis and the assessment of the Stilny Gorod shops network with the further development of the strategy.

9. Arrangement of a new joint-stock company's management structure for the business efficiency increase.

10. A complex review of the trade real estate objects owned by the JSC "GUM Trading House" both in Moscow and other regions. Sale of objects, which do not comply with the conception of the own trade development with the level of profitability accounting charges lower than the average market indices by corresponding areas.

11. On the basis of the analysis of perspectives for the trade development in Moscow and the Moscow Region and the concept of TD GUM Public Corporation development working out of the question of the company's participation in the Moscow Region Gubernskoye Koltso program as a co-investor into the most perspective shopping centers of Moscow and the Moscow Region.

DIVIDENDS

The investment policy of JSC "GUM Trading House" stipulates the expenses growth on making the GUM on Red Square supermarket a modern technically equipped shopping centre of a European level during the future period. For accounting interests of the JSC "GUM Trading House" shareholders whose interests the JSC "GUM Trading House" investment policy does not respond the Board of Directors made the decision to use a part of the TH GUM net profit on repurchase of TH GUM shares of the fourth issue from this category of shareholders.

Accounting these circumstances and in view of limited financial resources the Board of directors of TH GUM advises the annual general meeting of shareholders not to pay dividends on the results of work in 2003.

On the results of year 2002 dividends were not paid.

FINANCIAL STATEMENTS OF JSC "GUM TRADING HOUSE"
(thousands rubles)

COMPANY'S BALANCE SHEET
AS AT JANUARY 1, 2004

ASSETS	Index code	At the beginning of the accounting year	At the end of the accounting period
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	1498	2064
among them: data base, brand names, organization costs	111	1498	2064
Property, plant and equipment	120	432986	525312
among them: buildings, machinery and equipment	121	432986	525312
Incomplete buildings	130	20109	49618
Profitable inventory investments	135		
Long-term financial investments	140	313217	169406
among them: investments in subsidiary companies	141	14616	14866
investments in other companies	142	2998	8663
loans given falling due after vore than 12 months	143	32600	4100
other long-term financial investments	144	263003	141777
Deferred tax assets	145		21056
Other fixed assets	150		
TOTAL: section I	190	767810	767456
II. CURRENT ASSETS			
Inventory	210	501500	277144
among them: raw materials and other similar assets	211	18302	20036
live stock	212		
work in process inventory	213	1615	8343
finished goods and merchandise inventory	214	447385	212165
goods consigned	215		3416
prepaid expences	216	34198	33184
other inventories and expences	217		
Value added tax incurred for purchases	220	86704	56571
Accounts receivable (falling due after more than 12 months since report date)	230	24958	3685
among them: accounts receivable	231	20243	
notes receivable	232		
debt of subsidiaries and affiliates	233	455	
advances to vendors	234	1184	2114
other debtors	235	3076	1571
Current receivables (falling due during 12 months since report date)	240	198638	128805

ASSETS	Index code	At the beginning of the accounting year	At the end of the accounting period
1	2	3	4
among them: accounts receivable	241	27256	25458
notes receivable	242		
debt of subsidiaries and affiliates	243	256	17927
owners' debt related payments in legal capital	244		
advances to vendors	245	46391	67757
other debtors	246	124735	17663
Current financial investments	250	207296	793868
among them: loans given falling due less than after 12 months	251	10845	230752
other current financial investments	252	196451	563116
Cash	260	266370	295883
related parties: cash on hand	261	2534	2793
cash at bank (domestic currency)	262	103365	273887
cash at bank (hard currency)	263	116175	13566
other cash equivalents	264	44296	5637
Other current assets	270		
TOTAL section II	290	1285466	1555956
TOTAL	300	2053276	2323412

LIABILITIES	Index code	At the beginning of the accounting year	At the end of the accounting period
1	2	3	4
III. CAPITAL AND RESERVES		60000	60000
Legal capital	410		
Repurchased shares (treasury stock)	411	( )	( )
Additional capital	420	153946	153946
Reserves	430	9000	9000
reserves built up in accord with legislation	431		
reserves built up in accord with establishing documents	432	9000	9000
Retained earnings (outstanding deficit)	470	1258490	1560160
Minority share	471		
TOTAL section III	490	1481436	1783106
Minority chare	491		
IV. LONG-TERM LIABILITIES			
Loans and credits	510		
Bank credits falling due after more than 12 months since the accounting date	511		
Loans falling due after more than 12 months since the accounting date	512		
Deffered tax liabilities	515		9508
Other long-term liabilites	520		
TOTAL section IV	590		9508
V. CURRENT LIABILITIES			
Loans and credits	610		203000
bank credits falling due during 12 months since the accounting date	611		203000

LIABILITIES	Index code	At the beginning of the accounting year	At the end of the accounting period
1	2	3	4
loans, falling due during 12 months since the accounting date	612		
Payables	620	513049	275321
among them account payable	621	461618	222633
organization employers' wages payable	622		1
payroll (social) taxes payable	623	4961	4217
taxes and fees payable	624	20697	16686
dctlparother creditors	625	13546	13746
notes payable	626		
liabilities to subsidiary companies and affiliates	627	2366	1735
advances reseived	628	9861	16303
Liabilities to owners (founders) related to profit payment	630	13155	9225
Deferred income	640	45636	43252
Provisions for future expenses	650		
Other current liabilities	660		
TOTAL section V	690	571840	530798
TOTAL	700	2053276	2323412

REFERENCE ON AVAILABILITY OF VALUABLES ON THE OFF-BALANCE ACCOUNTS

LIABILITIES	Index code	At the beginning of the accounting year	At the end of the accounting period
1	2	3	4
Rented fixed assets	910	3274527	3274713
among them leased fixed assets	911		
Inventory holdings received for safekeeping	920	139	157
Googs for sale on commission	930	172245	80301
Insolvent debtors' liabilities written off at a loss	940	12	4472
Liabilities and payments securities received	950		
Liabilities and payments securities given	960		
Housing facilities depreciation	970		
Depreciation of land improvement objects and other similar objects	980		
Intangible assets received for free use	990		
Fixed assets of less than 2000 rubles value (012); Material-production inventory to be on the books (013); Used items to be on the books (014)	991	9523	24230

PROFIT AND LOSS STATEMENT

AS AT JANUARY 1, 2004

Parameter name	Line code	For the accounting period	For the similar period of the previous year
1	2	3	4
PROFIT AND LOSS FROM OPERATING ACTIVITIES			
Revenues (net) (net of value added tax, excises and other duties) – including:	10	2651462	2730216
From the sales of goods, products	11	1716233	1857238
From letting own floor space on a lease and from sub-lease	12	911185	853006
From the sales of services	13	24044	19972
Cost of sales – including:	20	1381002	1443154
From the sales of goods, products	21	1358568	1422766
From letting own floor space on a lease and from sub-lease	22		
From the sales of services	23	22434	20388
Gross margin	29	1270460	1287062
Selling expenses	30	629411	687728
Administrative expenses	40	216188	121235
Profit (loss) from sales (lines 010–020–030–040)	50	424861	478099
OTHER INCOME AND LOSSES			
Interest receivable	60	5719	3690
Interest payable	70	116	31
Profit from share in other companies	80	4263	32469
Other operating income	90	1460545	580658
Other operating expenses	100	1344841	603818
Other non-operating income	120	48884	68431
	130	162698	138999
PROFIT (LOSS) BEFORE TAXATION	140	436617	420499
Deferred tax asset	141	158	
Deferred tax liability	142	−9508	
Current income tax	150	125597	122160
Net profit (loss) of the accounting period (lines 160+170−180):	190	301670	298339
Minority share	195		

Parameter name	Line code	For the accounting period	For the similar period of the previous year
1	2	3	4
Reference:	200	30790	
Basic earnings (loss) per share			
Diluted earnings (loss) per share			

DESCRIPTION OF INDIVIDUAL PRFITS AND LOSSES

Index name	Index code	For the accounting period		For the similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Penalties, fines and forfeits accepted or those for which court (court of arbitration) judgements entered on penalty demanding	210		244		2
Profit (loss) of previous years	220	1398	4934	3717	1386
Compensation for losses caused by default on or improper fulfillment of obligations	230	86	106		68
Exchange differences related operations in foreign currency	240	7697	17022	25316	14879
Estimated provisions allocations	250	X	17950	X	
Writing off of receivables and payables for which limitation period expired.	260	2890	4461	557	12

STATEMENT OF SHAREHOLDERS' EQUITY

I. CHANGED OF SHAREHOLDERS' EQUITY

Index name	Index code	Legal capital	Additional capital	Reserves	Retained earnings (uncovered loss)	Total
1	2	3	4	5	6	7
Balance for December, 31 of the year preceding the previous one		60000	153946	9000	1047765	1270711
2002 (previous year)						
Changes of accounting principles		X	X	X		
Revaluation surplus		X		X		
		X				
Balance for January 1 of the previous year		60000	153946	9000	1047765	1270711
Result produced by foregn currency coversion		X		X	X	
Net earnings		X	X	X	409795	409795
Dividends		X	X	X	(90000)	(90000)
Appropriations to reserves		X	X		( )	
Increase in shareholders'equity due to:						
additional share issue			X	X	X	
increase of share par value			X	X	X	
reorganization of legal entity			X	X		
Decrease of shareholders' equity due to:						
decrease of share par value		( )	X	X	X	( )
decrease of share number		( )	X	X	X	( )
reorganization of legal entity		( )	X	X	( )	( )

Index name	Index code	Legal capital	Additional capital	Reserves	Retained earnings (uncovered loss)	Total
1	2	3	4	5	6	7
auxiliary use					(109070)	(109070)
Balance for January 31, the previous year		60000	153946	9000	1258490	1481436
2003 (accounting year)						
Changes of accounting principles		X	X	X		
Revaluation surplus		X		X		
		X				
Balance for January 1, the accounting year		60000	153946	9000	1258490	1481436
Result produced by foregn currency coversion		X		X	X	
Net earnings		X	X	X	301670	301670
Dividends		X	X	X	( )	
Appropriations to reserves		X	X		( )	
Increase in shareholders'equity due to:						
additional share issue			X	X	X	
increase of share par value			X	X	X	
reorganization of legal entity			X	X		
Decrease of shareholders' equity due to:						
decrease of share par value		( )	X	X	X	( )
decrease of share number		( )	X	X	X	( )
reorganization of legal entity		( )	X	X	( )	( )
Balance for December 31 of the accounting year		60000	153948	9000	1560160	1783106

II.RESERVES

Index name	Index code	Balance	Received	Used	Balance
1	2	3	4	5	6
STATUTORY RESERVES:					
(reserve name)					
previous year data				( )	
accounting year data				( )	
(reserve name)					
previous year data				( )	
accounting year data				( )	
RESERVES BUILT UP IN ACCORD WITH ESTABLISHING DOCUMENTS					
Reserves (reserve name)					
previous year data		9000		( )	9000
accounting year data		9000		( )	9000
(reserve name)					

Index name	Index code	Balance	Received	Used	Balance
1	2	3	4	5	6
previous year data				( )	
accounting year data				( )	
ESTIMATED PROVISIONS:					
bad debt (reserve name)					
previous year data				( )	
accounting year data			17950	( )	17950
(reserve name)					
previous year data				( )	
accounting year data				( )	
(reserve name)					
previous year data				( )	
accounting year data				( )	
PROVISIONS FOR FUTURE EXPENSES:					
(reserve name)					
previous year data				( )	
accounting year data				( )	
(reserve name)					
previous year data				( )	
accounting year data				( )	

REFERENCES

Index name	Index code	Balance at the begining of the accounting year		Balance at the end of the accounting period	
1	2	3	4	5	6
1) Net assets		1 527 072		1 826 358	
		From the state budget		From the off-budget funds	
		for the accounting year	for the previous year	for the accounting year	for the previous year
		3	4	5	6
2) Received for operating expenses – total					
including:					
investments in fixed assets					
including:					

STATEMENT OF CASH FLOW
on January 1, 2004

Parameter name	Line code	For the Accounting year	For the similar period of the Previous year
1	2	3	4
CASH BALANCE, AT THE YEAR BEGINNING	110	256536	455983
CASH FLOWS FROM OPERATING ACTIVITIES:			
Monetary funds received from the buyers, customers	120	2719592	2328612
other cash flow	140	2007099	1876352
cash directed to: payments for purchased goods, payments for work and services	150	(1315890)	(1946434)
remuneration of labour	160	(252932)	(189199)
payment of dividends, interest	170	(1577)	(76977)
payment of taxes and fees	180	(386610)	(475322)
assignments to the State off-budget (social) funds	190	(67619)	(60716)
other expenses	195	(2356517)	(1537219)
Net cash provided by (used in) operating activities	200	345546	−80903
CASH FLOWS FROM INVESTING ACTIVITIES			
Sales of property, plant, equipment and other non-current assets	210	112603	1095
Sales of securities and other financial investments	220	1293129	565461
Dividends received	230	910	7673
Interest received	240	11744	2483
Proceeds from repayment of loans granted to other organizations	250	30000	50
Acquisition of subsidiary organizations	260	(250)	(0)
Purchases of property and equipment, profitable inventory investments and intangible assets	270	(148802)	(201126)
Purchases of sequrities and other finfncial investments	280	(1595739)	(464180)
Deferred loan costs	290	(217500)	(30000)
Net cash provided by investing activities	300	−513905	−118544
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuing shares or other contribution securities	350	0	0
Proceeds from loans and credits granted to other organizations	360	237386	0
Repayment of loans and credits (without interest)	390	(34481)	(0)
Acquittance of financial lease liabilities	400	(0)	(0)
Net cash privided by financing activities	430	202905	0
Net increase (decrease) in cash and cash equivalents	440	34546	−199447
4.CASH BALANCE AT END OF ACCOUNTING PERIOD	450	291082	256536
Value of changes in foreign currency txchange rate in respect on ruble influence	460	8760	11348

APPENDIX TO THE BALANCE SHEET

INTANGIBLE ASSETS

Index name	Index code	Available at the beginning of the accounting year	Received	Retired	Available at the end of the accounting period
1	2	3	4	5	6
Intellectual poiperty items (exclusive intellectual activity resuls rights)		1735	908	( )	2643
including:					
patent holder's to invention, production piece, suit model				( )	
right owner's to computer programms, data bases		1674	583	( )	2257
right owner's to integrated circuit layout				( )	
owner's to brand name and service sign, to the goods origin place name		61	325	( )	386
patent holder's to selection achievements				( )	
Organization costs				( )	
Goodwill				( )	
				( )	
Other				( )	

Index name	Index code	At the beginning of the accounting year	At the end of the accounting period
1	2	3	4
Amortization of intangible assets – total		237	579
including:			

PROPERTY, PLANT AND EQUIPMENT

Index name	Index code	Available at the beginning of the accounting year	Received	Retired	Available at the end of the accounting period
1	2	3	4	5	6
Buildings		199632	80904	(6272)	274264
Installations and transfer mechanisms		280	1367	( )	1647
Machinery and equipment		304734	60348	(8371)	356711
Means of transport		7588	1148	(1938)	6798
Production and household equipment		3280	91	(295)	3076
Live stock				( )	
Productive live stock				( )	

Index name	Index code	Available at the beginning of the accounting year	Received	Retired	Available at the end of the accounting period
1	2	3	4	5	6
Perennial plantations				( )	
Other property, plant and equipment		5556	5283	10665	174
Land and natural resources				( )	
Investments in radical land development				( )	
Total		521070	149141	(27541)	642670

Index name	Index code	At the beginning of the accounting year	At the end of the accounting period
1	2	3	4
Depresiation of property, plant and equipment, total		88084	117358
including			
buildings and installations		32238	34360
machinery, equipment, means of transport		50339	82926
other		5507	72
Provided lease opportunities of proprty, plant and equipment items – total		85942	134301
including:			
buildings		66669	113407
installations		19273	18
Temporary closed down property, plant and equipment items			
Provided lease opportunities of proprty, plant and equipment items – total		3274713	3274713
including			
Real estate put into operation and being in process of the State registration			

REFERENCE.	Index code	At the beginning of the accounting year	At the end of the accounting period
	2	3	4
Revaluation surplus of property, plant and equipment			
historical (replactment) cost			
accumulated depreciation			

REFERENCE.	Index code	At the beginning of the accounting year	At the end of the accounting period
	2	3	4
Changes in property, plant and equipment value as a result of completion, development, reconstruction, partial liquidation			

PROFITABLE INVENTORY INVESTMENTS

Index name	Code	Available at the beginning of the accounting year	Received	Retired	Available at the end of the accounting period
1	2	3	4	5	6
Property to be let on a leaseing				( )	
Property to be given under hiring contract				( )	
Other				( )	
Total				( )	

	Code	at the beginning of the accounting year	at the end of the accounting period
	2	3	4
Depresiasion of the profitable inventory investments			

RESEARCH, DEVELOPMENT AND ENGINEERING PROJECTS EXPENSES

Project category name	Code	Available at the beginning of the accounting year	Received	Retired	Available at the end of the accounting period
1	2	3	4	5	6
Total				( )	
including:				( )	

REFERENCE	Code	At the beginning of the accounting year	At the end of the accounting period
	2	3	4
Expenses related unfinished research, development and engineering projects			

	Code	For the accounting period	For the similar period of the previous year
	2	3	4
Amount of expenses related research, development and engineering projects that didn't give positive result and were attributed to non-operating expenses.			

EXPENSES FOR NATURE RESOURCES DEVELOPMENT

Index name	Code	Balance at the beginning of the accounting period	Received	Written off	Balance at the end of the accounting period
1	2	3	4	5	6
Expenses for nature resources development – total				( )	
including:				( )	
				( )	

REFERENCE.	Code	at the beginning of the accounting year	at the end of the accounting period
	2	3	4
Expenses related bosom regions with unfinished search and estimation of fields, geological and (or) hydrogeological survey and other similar activities			
Expenses for nature resources development attributed during the account period to non-operating expenses being unsuccessful.			

FINANCIAL INVESTMENTS

Index name	Code	Long-term		Short-term	
		at the beginning of the accounting year	at the end of the accounting period	at the beginning of the accounting year	at the end of the accounting period
1	2	3	4	5	6
Share in authorized (legal) capital of other organizations, total		14616	14866		
including subsidiary companies and affiliates		14616	14866		
State and municipal securities		5108	2262		
Securities of the other organizations – total		82998	148178	176451	532170
among them debt securities (bonds, notes)		82998	148178	176451	532170
Loans given		32600	4100	10845	230752
Deposits				20000	
Other		177895			30946
Total		313217	169406	207296	793868
From total amount of financial investments those hfving current market cost:					
Share in authorized (legal) capital of other organizations, total					
including subsidiary companies and affiliates					
State and municipal securities					

Index name	Code	Long-term		Short-term	
		at the beginning of the accounting year	at the end of the accounting period	at the beginning of the accounting year	at the end of the accounting period
Securities of the other organizations – total					
among them debt securities (bonds, notes)					
Other					30946
TOTAL					30946
REFERENCE.					
In accords with financial investments having current market cost, value change as a result of valuation adjustment					23836
In view of debt secutities – the difference between historical cost and nominal value is chardged to financial result of the accounting period				2044	9186

RECEIVABLES AND PAYABLES

Index name	Index code	Balance at the begining of the accounting year	Balance at the end of the accounting period
1	2	3	4
RECEIVABLES:			
short-nerm – total		198638	128805
including			
accounts receivable		27256	25458
advances to vendors		46391	67757
other		124991	35590
long-term - total		24958	3685
including			
accounts receivable		20243	
advances to vendors		1184	2114
other		3531	1571
TOTAL		223596	132490
PAYABLES:			
short-term – total		571840	530798
including:			
accounts payable		461618	222633
advances received		9861	16303

Index name	Index code	Balance at the begining of the accounting year	Balance at the end of the accounting period
1	2	3	4
payment of taxes and fees		20697	16686
credits			203000
loans			
other		79664	72176
long-term – total			
including			
credits			
loans			
TOTAL		571840	530798

OPERATING EXPENSES (CLASSIFIED BY INPUT FACTORS)

Index name	Index code	For the accounting year	For the previous year
1	2	3	4
Tangible cost		1 381 002	1443154
Employee compensation cost		252843	195351
Deductions for social needs		70469	62984
Amortization and depresiasion		50629	41243
Other expenses		471658	509385
Total, by input factors		2226601	2252117
Balance variation (increase [+], decrease [−]):			
work in process		+6728	−4351
prepaid expenses		−1014	32584
provision for future expenses			

COLLATERALS

Index name	Index code	Balance at the begining of the accounting year	Balance at the end of the accounting period
1	2	3	4
RECEIVED – TOTAL		256451	671684
among them:			
notes		256451	671684
Property received as a pledge			
including:			
fixed assets items			
securities and other financial investments			
other			
GIVEN – TOTAL			
including:			
notes			
Property put in pawn			
including:			

Index name	Index code	Balance at the begining of the accounting year	Balance at the end of the accounting period
1	2	3	4
fixed assets items			
securities and other financial investments			
other			

STATE-FINANCING BACKING

Index name	Index code	The accounting period	for the similar period of the previous year
1	2	3	6
State budget funds received during the accounting year – total			
including:			

		at the beginning of the accounting year	received during the accounting period	repayed during the accounting period	at the end of the accounting period
State budget credits – total					
including					

THE INTERNAL AUDIT COMMISSION CONCLUSIONS ON THE RESULTS OF JSC "GUM TRADING HOUSE" WORK IN 2003

The Internal Audit Commission noted that the TD GUM Public Corporation business accounting was prepared in accordance with the Federal Law On Business Accounting of November 21, 1996 Nos. 129-FZ, Regulations On Business Accounting and Bookkeeping in the Russian Federation approved by Order of Ministry of Finance of the Russian Federation dated July 29, 1998 Nos. 34n, the Regulations on business accounting Bookkeeping Organization (PBU 1/98), approved by the Order of the Ministry of Finance of the Russian Federation dated December 9, 1998года No 60n, Regulations on Business Accounting of an Organization (PBU 4/99), approved by the order of the Ministry of Finance of the Russian Federation dated July 6, 1999 No 43n and other normative acts of the Russian Federation, regulating the order of carrying out the business accounting and bookkeeping.

In 2003 the profit before taxation made 436617 thousand rubles grew by 3.8% or 16118 thous. rubles as compared to the previous year. The main sources of profit were: the gross revenue from retail sale — 359275 thous. rubles and the revenue from the joint operation of areas — 911185 thous. rubles. It should be noted that during 2003 the gross profit from the joint operation of space made 71.7% from the total volume of the gross profit against 66.3% in 2002.

Operational revenues in 2003 made 1 460 545 thous. rubles, what is in 2,5 times or by 879887 thousand rubles more than in the previous year This growth happened basically due to the revenue increase from the sale of securities in 2.3 times or by 768893 thous. rubles. Besides revenues increased in comparison with the similar period of the previous year from the sale of fixed assets by 110494 thous. rubles from the sale of material and production resources by 824 thous. rubles. Operational costs in 2003 made 1344841 thous. rubles and grew in 2.2 times or by 741023 thous. rubles, basically the expenses on the securities grew by 729697 thous. rubles.

Off-sale revenues made 48884 thous. rubles in 2003. The reduction was by 28.6% or 19547 thous. rubles as compared to the similar period of the previous year. The basic reason for the reduction was positive differences in the rate by 17619 thous. rubles.

Off-sale expenses in 2003 made 162698 thous. rubles. The growth compared to the similar period of the last year made 17% or 23699 thous. rubles. Expenses by the following articles grew: charity purposes by 47565 thous. rubles, in-doubt debts by 17950 thous. rubles, expenses on the concession of chose in action by 10895 thous. rubles, other expenses on the collective agreement by 14914 thous. rubles. A significant reduction of expenses on reconstruction and restoration of 76149 thous. rubles should be noted.

In 2003 the company provided security of inventories.

Accounts receivable for 2003 decreased by 91106 thous. rubles or by 41%, including 21273 thous. rubles — accounts to be paid within the period exceeding 12 months, and by 69833 thous. rubles — accounts to be paid within 12 months.

Accounts payable in 2003 decreased by 46% and made 275321 thous. rubles, including decrease of indebtedness to suppliers and contractors by 52% which made 222633 thous. rubles.

During the reported period the Internal Audit Commission considered the results of the financial and economic activities of the TD GUM Public Corporation on the reported dates. The gross revenue analysis, off-sale expenses, business expenses, the state of own circulating assets, accounts payable and receivable were studied.

During the inspection of the TD GUM Public Corporation business accounting by an independent auditor Fin-

Expertiza Limited Liability Company the accountant-Office made all corrections to the report for 2003 against the resolution approved by the general meeting of shareholders.

Taking into account the above the Internal Audit Commission confirms the trustworthiness of the company's balance sheet on January 1, 2004 for the amount of 2 323 412 thous. rubles and the financial and property stability of the JSC "GUM Trading House",

The Internal Audit Commission advises to take measures for further introduction of the budgeting system for the business perfection

The President
of the Commission
E.S.Bernstam

AUDITING REPORT ON FINANCE (ACCOUNTING) STATEMENTS FOR 2003

AUDITOR

Name: the FinExpertiza Limited Liability Company; Location: 1 Skornyazhny Pereulok Moscow 107078.

Certificate of state registration No 937341 was issued on May 05, 1997 by the Moscow Registration Chamber;

The license for the auditing activities No E002588 was issued by the Ministry of Finance of the Russian Federation on November 6, 2002 for a period of five years.

The auditor is a member of the Moscow Auditing Chamber.

AUDITED PERSON

Name: JSC "GUM Trading House"

Location: 3 Red Square Moscow 109012

Certificate of the state registration No 000457 was issued on 06.12.1990, by the Moscow Registration Chamber;

During the audited period the TD GUM Public Corporation has licences:

- For medical activities, issued by the Health Committee of the Moscow Government, series MDKZ, registration No 14464/5923, valid from 22.02.2002 till 22.02.2007;
- For customer's functions, issued by the Mosstroylicenzia Moscow Government state department, registration No MSL 012906-3, valid from 14.04.2000 till 14.04.2003 (the new license is under consideration);
- For operation of lifting devices (lifts, escalators), issued by Gosgortehnadzor of Russia, No 42EK-003403, valid from 05.02.2001 till 05.02.2004;
- For operation of engineering infrastructures of towns and other settlements, issued by the Moscow Licensing Chamber, series MZhIL, registration No 010716, code I, valid from 23.10.2002 till 23.10.2003;
- For retail trade of spirituous liquors drunk not in the place of sale, issued by the Moscow Licensing Chamber, series PRTsO, registration No 038751, code VVZ, valid from 01.03.2002 till 01.03.2005;
- For retail trade of spirituous liquors, issued by the Moscow Licensing Chamber, series PRIU, registration No 037129, code VVZ, valid from 13.07.2001 till 13.07.2004;
- For retail trade of spirituous liquors drunk not in the place of sale, issued by the Moscow Licensing Chamber, series PRIU, registration No 037133, code VVZ, valid from 13.07.2001 till 13.07.2004;
- For application of the mark of GOST R standard conformance, issued by the Body for certification of services of POISK training and consulting centre, registration No 1235, valid from 13.11.2001 till 12.11.2003.
- For heat network operation, issued by the Ministry of Power Engineering of the Russian Federation, Registration No 60015490, valid from 27.10.2003 till 26.10.2008;
- For electric network operation, issued by the Ministry of Power Engineering of the Russian Federation, Registration No 50015489, valid from 27.10.2003 till 26.10.2008;
- For restoration of objects of cultural heritage of historical and cultural memorials), issued by the Ministry of Culture of the Russian Federation, Registration No 70, valid from 16.09.2002 till 16.09.2007.

We carried out the audit of the financial (business) accounting of the GUM Trading House for a period from 01.01.2003 till 31.12.2003 inclusive.

Financial (business) accounting of TD GUM Public Corporation includes:

- a balance sheet;
- a profit and losses report;
- appendices to the balance sheet and the profit and losses report;
- explanatory notes.

The TH GUM executive body bears responsibility for the financial (business) accounting preparation and presentation.

Our responsibility is to express our opinion about the trustworthiness of this accounting in every important respect and the accounting procedure compliance with the law of the Russian Federation on the basis of the audit.

We carried out the audit in accordance with:

- Federal Law on Audit;
- Federal Regulations (standards) for auditing business approved by the Government of the Russian Federation on September 23, 2002 No 696 On approval of federal regulations (standards) of auditing business;
- Internal regulations (standards) for auditing business by the Moscow Auditor's Chamber;
- Internal standards for auditing business of the FinEzpertiza Limited Liability Company;

Audit was planned in such a manner that it could provide a reasonable assurance that financial (business) accounting does not contain any significant falsifications.

Audit was carried out on a sample basis and included the study of evidences on the basis of testing proving the values and disclosing of information about financial and economic activity in the financial report, evaluation of principles and methods of business accounting, regulations for preparation of the financial (business) accounting, defining of basic evaluation values received under the guidance of the audited person as well as evaluation of the general representation of the financial (business) accounting.

We believe that this audit provides sufficient grounds to express our opinion about the trustworthiness of financial (business) accounting in every important respect and the compliance of the procedure of the business accounting carrying out with the law of the Russian Federation

Yet we did not observe the inventories inspection before carrying out the business accounting as it was not a part of the auditor's job.

We think that except corrections (if any) that could be necessary, if we could check the inventories, financial (business) accounting of JSC "GUM Trading House" reliably reflects in every important respect financial state on 31.12.2003 and the results of financial and economic activities for a period from 01.01.2003 till 31.12.2003 inclusive.

Trubnikova, General Director of FinExpertiza Limited Liability Company

D.F. Morozov, the Chief of the audit

Qualification certificate in general audit dated 26.12.1996 valid from 20.12.2002 without the term limitation